SEC Mail Processing Section

DEC 15 2009

Washington, DC 110

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended July 31, 2009, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from _________ to _________.

Commission file number: 000-26326

PROFESSIONAL VETERINARY PRODUCTS, LTD.

(Exact name of Registrant as specified in its charter)



09012820

Nebraska (State or other jurisdiction of incorporation or organization)	37-1119387 (IRS Employer Identification No.)

10077 South 134th Street
Omaha, Nebraska 68138
(402) 331-4440
(Address and telephone number of Registrant's principal executive offices)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock, par value
$1.00 per share
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer; as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of January 31, 2009, the aggregate market value of the voting and non-voting Common Stock held by non-affiliates of the Registrant was $5,899,000. Shares of Common Stock held by each executive officer and director of the Registrant have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of September 30, 2009, 1936 shares of the Registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's 2010 Annual Meeting of Stockholders to be filed within 120 days of the fiscal year ended July 31, 2009 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS BASED ON THE COMPANY'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT THE COMPANY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED ELSEWHERE IN THIS REPORT. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

ITEM 1. BUSINESS

Overview

The Company is a leading wholesale distributor of animal health products to veterinarians and their related businesses. The Company distributes to its customers approximately 20,000 different products including biologicals, pharmaceuticals, parasiticides, instruments and equipment and also offers industry-exclusive programs on inventory and staff management. Approximately 14,000 products are inventoried for immediate shipment and the remaining items are either drop-shipped from the manufacturer to the customer or are special order items. The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products.

The Company operates through three operating segments: Wholesale Distribution (PVPL), Logistics Services (Exact Logistics), and Direct Customer Services (ProConn). The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items and accounted for approximately 81% of net sales and other revenue during fiscal year 2009. This segment distributes products to Company shareholders as well as other licensed veterinarians and businesses comprised of veterinarians. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Segments" below and Note 14 of the Company's 2009 Consolidated Financial Statements for quantitative segment information.

The Company's business strategy is to be the leading supplier of animal health products to veterinarians and veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes this strategy provides it with a competitive advantage by combining the broad product selection with low prices and support from efficient operations. By purchasing products from the Company, veterinarians and veterinary clinics may reduce their product acquisition costs.

The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the internet by both its customers and suppliers.

Background

The Company was founded in 1982 by veterinarians whose primary interests were "food animal" related and was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983, the Company has operated from various facilities in Omaha, Nebraska. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999.

Initially, the Company distributed its products predominately to existing shareholders who were veterinarians or business entities established to deliver veterinary services and/or products in which medical decisions were made by licensed veterinarians. Each shareholder was and is limited to ownership of one share of common stock. Sales to non-shareholder customers have increased in recent years and have represented a significant source of revenue for the Company. In fiscal year 2009, net sales and other revenues to non-shareholders totaled $102 million or 34% of total net sales and other revenue. The Company's fiscal year begins on August 1 and concludes on July 31 of the following year.

Value-Added Services

The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers to choose various selections based on their individual needs such as on-line ordering, inventory management, employee management, pharmacy and special order fulfillment. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. Customers are periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives customers the option to maximize their participation in promotions, which may increase their profitability, increase Company sales and allow the customers to more effectively compete in certain markets.

The Company has developed two multi-day seminars for its customers, which include an inventory management and purchasing techniques seminar and an employee management and leadership seminar. These seminars are held at various locations, often at one of the Company's properties. Customers are trained to better use the Company's resources and also increase efficiency when managing their product and inventory activities and to effectively manage employees and learn effective leadership principles and skills for their clinics.

The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools that assist the manufacturer in tailoring effective promotions.

The Company has enhanced the customer relationship by utilizing e-commerce. E-commerce enables the customer to place orders on-line and view purchasing history 24 hours a day, seven days a week through the Company's website.

In 2007, the Company launched Vets First Choice, a new online store and home delivery service. Vets First Choice enables veterinarians to meet the demands of third party clients without increasing their inventory costs.

Vets First Choice recently introduced the myPetLink feature, which offers pet owners access to their pets' medical records. Information is derived from vet clinic's practice management systems and is delivered in a secure online format that is user friendly. The myPetLink feature also provides veterinarians the ability to set up automatic messaging to their clients, which may include pet health bulletins, monthly newsletters and compliance reminders. Through this feature, we believe that communication between veterinarians and their clients will improve.

The Company also recently announced that PVPL and ProConn will be marketed together under the PVP brand. We believe that aligning our teams under one brand supports our long-term goals of being a one-stop solution for veterinary practices and a leading advocate for the animal health community as well as providing improved distributor experience. Although we intend to market one brand name, our segment reporting will remain unchanged, and we will continue to report our results of operations through our three operating segments: Wholesale Distribution (PVPL), Direct Customer Services (ProConn) and Logistics Services (Exact Logistics).

New Facility and Services

The Company recently opened a small facility in Iowa Falls, Iowa. This facility will be approximately 8,000 square feet and have two employees. Our customers may "walk up" to this facility and purchase products immediately. During fiscal 2009, we also opened other facilities in Quincy, Illinois, Mankato, Minnesota, and Spicer, Minnesota. See "ITEM 2. PROPERTIES" for additional information. We also are investing in new pharmacy technology which we believe will provide another service benefit to our customers.

Our Shareholders

As of July 31, 2009, the Company had 1,948 shareholders, all of whom were veterinarians or veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the southern United States. Our shareholders also are our primary customers.

Rebates to Shareholders

Except for fiscal year 2008, the Company has historically issued rebates to its shareholders. According to current practices of management, such rebates, if paid, are made on a pro rata basis to shareholders based on the aggregate amount of products purchased by each shareholder during the period. Rebates are included in the Company's financial statements and are netted against sales and accounts receivable on the Company's financial statements. Depending on several factors, there is no assurance that any rebate will be issued for a given fiscal year.

Corporate officers determine the amount, if any, to be returned to each shareholder. Such amounts shall not include any amounts which the officers conclude are required for the ongoing conduct or expansion of the Company's business. If the Company elects to pay a rebate, the Company will issue to each shareholder an amount based upon the shareholders' eligible product purchases from the Company. If a shareholder is entitled to a rebate, the shareholder shall be issued a credit memo at least once per fiscal year. The determination by the officers, upon approval of the Board of Directors, of whether or not a rebate is issued, the terms of the rebate and the communication of such terms to the shareholder constitutes an obligation on the part of the Company to issue the credit memo.

The Company's policies and procedures address concerns regarding late payments by shareholders and the payment of a rebate. The determination of the amount rebated back to shareholders by credit memo during any fiscal year includes a review of whether the respective shareholder made timely payments to the Company and whether there are any past due invoices over 90 days as of the end of the fiscal year. The Company determines the shareholder's "average days to pay" which is the number of days past the due date on which the Company receives the shareholder payment. If the average days to pay exceed 30 days, the amount of the rebate credited back to the shareholder is reduced according to the Company's then current reduction percentage policy. If a shareholder has any unpaid amount which is more than 90 days past due as of the fiscal year end, no rebate will be issued to the shareholder for that fiscal year.

Company Subsidiaries

The Company has two direct wholly-owned subsidiaries: Exact Logistics, LLC ("Exact Logistics") and ProConn, LLC ("ProConn"). Exact Logistics and ProConn were organized in the State of Nebraska on December 6, 2000 and are limited liability companies wholly-owned by the Company. The purpose of Exact Logistics is to provide logistics and distribution service operations for animal health vendors in business-to-business type transactions. Exact Logistics distributes products primarily to other animal health companies.

The purpose of ProConn is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn. ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn may enter into an agreement with "veterinarians of record" pursuant to which ProConn agrees to pay the "veterinarian of record" a percentage of the sale received by ProConn from qualified purchases. The "veterinarian of record" is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers' facilities, reviewing the producers' or consumers' data pertaining to purchases from ProConn, and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.

Operating Segments

The Company has three reportable segments: Wholesale Distribution (PVP), Direct Customer Services (ProConn), and Logistics Services (Exact Logistics). Additional information including the sales and operating profits of each operating segment and the identifiable assets attributable to each operating segment for each of the three years in the period ended July 31, 2009 is set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 14 of the 2009 Consolidated Financial Statements.

Financial Information About Geographic Areas

All of the Company's customers and assets are located in the United States. The Company does not export any products outside of the United States.

Customers and Suppliers

Management does not consider the Company's business to be dependent on a single customer or a few customers, and the loss of any of our customers would not have a material adverse effect on our results. No customer accounted for more than 5% of the Company's total net sales and other revenue for fiscal 2009. The Company typically does not enter into long-term contracts with its customers. To offset the loss of any customers, the Company continually seeks to diversify its customer base.

We believe that consolidation of small privately owned veterinary clinics is likely and will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

There are two major types of transactions that affect the flow of products to the Company's customers. The first transaction model is traditional "buy/sell" transactions that account for a significant majority of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes.

A second transaction model used by the Company is termed the "agency agreement." Under this approach, the Company receives orders for products from its customers. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment from the manufacturer for soliciting the order as well as for providing other customer service activities. The Company's operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. This arrangement allows the manufacturer to establish and standardize the price of its products in the market. The mode of selling products to veterinarians is dictated by the manufacturer.

Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various suppliers. The Company does not believe its operations will be adversely impacted due to the return of products.

Two vendors comprised 52.2% of all purchases for the year ended July 31, 2009. Two vendors comprised 48.3% of all purchases for the year ended July 31, 2008. Management believes the loss of any major vendor may have a material adverse effect on our results of operation, including the loss of one or both of our two largest vendors. Currently, the Company believes that its relationships with its two largest vendors are good.

The Animal Health Industry

Animal health product sales in the United States for 2008 were $6.8 billion which is unchanged from the previous year. Modest price increases across many lines kept the sales flat for the year; however, the actual product unit sales decreased for the same time period. The market for animal health products in the United States is split between products sold for companion and production animals. Companion animals include dogs, cats, other pets and horses, while production animals include cattle and other food-producing animals. In 2008, companion animal products accounted for approximately 54% of the total market, and production animal products comprised approximately 46% of the animal health products market.

In the current economic environment, the animal health market has ceased its historic growth phase. However, two factors work in favor of the industry – pet owners' love for their companion animals and the economic reasons for the treatment of livestock or farm animals. We believe growth in the companion animal health products market has slowed as result of a decrease in consumer spending. Recently, there has been a slight reduction in pet ownership and many pet owners are being forced to decrease their expenditures. Historically, the growth in the companion animal health market was impacted by an increasing number of households with pets, an aging pet population, increased expenditures on pet's health and preventative care and advancements in new animal health products. Product sales in the production animal health products market have been heavily impacted by increasing volatility in commodity prices, changes in weather patterns including drought in vast geographic areas of the United States, decreased export demand for animal protein products, changes in consumer dietary preferences and changes in the general economy. The impact of unprecedented price volatility in commodities such as corn and other grains, which are primary livestock ration, have made it increasingly more difficult to predict the timing of demand for production animal health products. Historically, sales in this market have been largely driven by spending on animal health products to improve productivity, weight gains and disease prevention, as well as a growing focus on food safety.

Veterinarians are one of the primary purchasers of animal health products, particularly in the companion animal market. There are more than 58,000 veterinarians in private practice in the United States. Over three-quarters of the veterinarians in private clinical practice predominantly specialize in companion animal medicine.

Distributors play a vital role for both veterinary practices and livestock producers by providing access to a broad selection of products through a single channel and helping them efficiently manage their inventory levels.

Distributors also offer product vendors substantial value by providing cost-effective access to a highly fragmented and geographically diverse customer base.

Competition

Distribution of animal health products is characterized by either "ethical" or "OTC" channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by licensed veterinarians for professional use or for resale to their clients.

There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Our competitors include other animal health distribution companies and manufacturers of animal health products who sell directly to veterinarians and veterinary clinics. Most of the animal health distribution competitors generally offer a similar range of products at prices often comparable to the Company's. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service and having its principal customers also be its shareholders. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers who distribute their products directly to veterinarians.

The role of the animal health distributor has changed dramatically during the last decade. Currently, there is over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

Government Regulation

Both state and federal government agencies regulate the manufacturing and distribution of certain animal health products such as pharmaceuticals, vaccines, insecticides and certain controlled substances. Our suppliers of these products are typically regulated by one or more of the following federal agencies, the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA), as well as several state agencies; and therefore, the Company is subject, either directly or indirectly, to regulation by the same agencies. Several states and the DEA require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the USDA to comply with various storage and shipping criteria and requirements for the vaccines. To the extent the Company distributes such products, the Company must comply with the same USDA, FDA and DEA requirements including, without limitation, the storage and shipping requirements for vaccines.

Effective December 1, 2006, the FDA adopted a new rule establishing a pedigree requirement for prescription drugs. A drug pedigree is a statement of origin that identifies each prior sale, purchase, or trade of a drug, including the date of those transactions and the names and addresses of all parties to them. Under the pedigree requirement, each person who is engaged in the wholesale distribution of a prescription drug in interstate commerce, who is not the manufacturer or an authorized distributor of record for that drug, must provide to the person who receives the drug a pedigree for that drug. The Company currently is complying with the pedigree requirements.

Several State Boards of Pharmacy require the Company to be licensed in their respective states for the sale of animal health products within their jurisdictions. Some states (as well as certain cities and counties) require the Company to collect sales/use taxes on differing types of animal health products.

Environmental Considerations

The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal regulatory agencies. The Company's business practices minimally impact the environment.

Employees

As of July 31, 2009 the Company had 337 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We believe that we have a stable and productive workforce and consider our relationships with our employees to be good.

Trademarks

The Company has federal registrations for the marks "PVP LTD" and design, "PVP" and design, "POWERING YOUR PRACTICE", "PVP POWERING YOUR PRACTICE" and design, "PVPL", and "PROCONN". The Company has an application pending with the United States Patent and Trademark Office for the mark "IMPACT". Additionally, the Company uses the marks "EXACT LOGISTICS" and "VETS FIRST CHOICE", but does not have federal registrations or applications pending with the United States Patent and Trademark Office for these marks. The Company believes that the marks are well recognized in the animal health products industry and by veterinarians and therefore are valuable assets. Once registered, the trademarks will be valid as long as they are in use and/or the registrations are properly maintained, and the marks have not been found to have become generic.

ITEM 1A. RISK FACTORS

Risk Factors That May Affect Future Results

The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently deemed immaterial may also impair its business operations in a material way. If any of the following risks actually occur, the Company's business, financial condition or results of operations may suffer.

Our Operating Results May Fluctuate Due to Factors Outside of Management's Control

The Company's operating results may significantly fluctuate, and you should not rely on them as an indication of the Company's future results. Future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management's control. The most notable of these factors include:

- vendor rebates;
- seasonality;
- the impact of economic factors on the national veterinary practices;
- the timing and effectiveness of marketing programs offered by our vendors;
- the timing of the introduction of new products and services;
- exclusivity requirements with vendors that may prohibit distribution of competing products;
- the recall of a significant product by one of our vendors;
- extended shortage or backorder of a significant product by one of our vendors;
- the timing and effectiveness of capital expenditures;
- a disruption caused by adverse weather or other natural conditions;
- inability to ship products to the customer as a result of technological or shipping disruptions;
- changes in manufacturer contracts; and
- competition.

Any of the factors could adversely impact our results of operations and financial condition. The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer.

The Market is Evolving, and If We Fail to Implement Our Business Plan, Our Profit May Be Negatively Impacted.

Our revenues increased from $298.9 million in fiscal 2003 to $368.9 million in fiscal 2006. Despite this period of rapid growth, our revenues have decreased in the past three years to $299.7 million in 2009. It may be difficult for us to increase our revenue and our future success depends on our ability to implement and/or maintain:

- Sales and marketing programs;
- Customer support programs;
- Current and new product and service lines;
- Technical support which equals or exceeds our competitors;
- Vendor relationships;
- Recruitment and training of new personnel; and
- Operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan in an evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. If our revenues do not increase, and we increase our services, our expenses may continue to increase resulting in additional periods of net loss.

Loss of Key Personnel Could Harm Our Business

Our future success depends to a significant extent on the skills, experience and efforts of Company management and key members of its staff. The loss of any or all of these individuals could damage our business. In addition, we must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so.

Due to the specialized nature of our products and services, generally, only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business.

There is No Market for Our Stock and the Value of the Stock Will Not Increase

There is no established public trading market for the Company's common stock. Sales are limited to licensed veterinarians and veterinary clinics, and our common stock will not be sold, assigned, or otherwise transferred to anyone other than the Company. The price of each share is fixed at $3,000, or such lesser amount as determined by the Board of Directors in its discretion as provided in our Articles of Incorporation and Bylaws. If a shareholder wishes to redeem his, her or its share, the shareholder must sell it to the Company, and the Company may, but is not obligated to purchase such share. If the Company elects to purchase the share, such shareholder will receive only the amount he, she or it paid for the share.

We Rely on Strategic Relationships to Generate Revenue

To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

- Extend the reach of our distribution and services to the various participants in the veterinary industry;
- Obtain specialized expertise; and
- Generate revenue.

Entering into strategic relationships is complicated because some of our current manufacturers may decide to compete with us in the future. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of such participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

We do not have written agreements with all of our manufacturers, and some of our agreements with manufacturers are not long-term and run for one year. We may not be able to renew our existing agreements on favorable terms or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

Performance or Security Problems With Our Systems Could Damage Our Business

Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and security measures, our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at either of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If disruption occurs, our profitability and results of operations may suffer.

The outbreak of an infectious disease within either the production animal or companion animal population could have a significant adverse effect on our business and our results of operations.

An outbreak of disease affecting animals, such as foot-and-mouth disease, avian influenza or bovine spongiform encephalopathy, commonly referred to as “mad cow disease,” could result in the widespread destruction of affected animals and consequently result in a reduction in demand for animal health products. In addition, outbreaks of these or other diseases or concerns of such diseases could create adverse publicity that may have a material adverse effect on consumer demand for meat, dairy and poultry products, and, as a result, on our customers’ demand for the products we distribute. The outbreak of a disease among the companion animal population which could cause a reduction in the demand for companion animals could also adversely affect our business. Although we have not been adversely impacted by the outbreak of a disease in the past, there can be no assurance that a future outbreak of an infectious disease will not have an adverse effect on our business.

We Face Significant Competition

The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and other capabilities. Some of our competitors have more customers, stronger brand recognition or greater financial resources than we do. Many of our competitors have comparable product lines, technical experience, distribution strategies and financial resources. These organizations may be better known and have more customers. We may be unable to compete successfully against these organizations.

Many of our competitors have distribution strategies that directly compete with us. We have many competitors including Animal Health International, Inc., Butler Animal Health Supply, LLC, Lextron Animal Health, Inc., MWI Veterinary Supply Co., Webster Veterinary Supply, IVESCO LLC and other national, regional, local, and specialty distributors.

In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers also may compete with us through direct marketing and sales of their products. Increased competition could result in price reductions, decreased revenue, and lower profit margins; loss of market share; and increased marketing expectations. These and other competitive factors could materially and adversely affect the Company’s results of operations.

These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

It is Unlikely We Will Pay Dividends

We have never declared or paid any cash dividends on our common stock. While our Articles of Incorporation and Bylaws allow the payment of dividends, we currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our loan agreements restrict us from paying such dividends.

We May Not Be Able To Raise Needed Capital In the Future

To the extent that our existing sources of cash, plus any cash generated from operations, are insufficient to fund our activities, we may need to raise or borrow additional funds. If we issue additional stock to raise capital, your percentage of ownership in us would be reduced. Holders of debt would have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. In addition, if we borrow money, we will incur interest charges, which could negatively impact our profitability.

Our Substantial Leverage Could Harm Our Business By Limiting Our Available Cash and Our Access To Additional Capital

As of July 31, 2009, our total long-term debt (excluding current portions) was approximately $3.4 million, and we had $20.3 million outstanding under our revolving credit facility and an additional $19.7 million of borrowing capacity available under such facility. Our degree of leverage could have important consequences for you, including the following:

- it may limit our and our subsidiaries' ability to obtain additional funds for working capital, capital expenditures, debt service requirements, or other purposes on favorable terms or at all;
- a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- we may be more vulnerable than a less-leveraged company to a downturn in general economic conditions or in our business; or
- we may be unable to carry out capital spending that is important to our growth.

Our credit agreements contain covenants, among other things, that restrict our and our subsidiaries' ability to incur additional indebtedness; pay dividends or make other distributions; make certain investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies. In addition, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with these provisions, and we or our subsidiaries may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our credit agreement and the lender could elect to declare all amounts borrowed under the applicable agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness. For the fiscal year ended July 31, 2009 the Company was in violation of certain of these covenants for which a waiver of non-compliance was received from the lender.

Our Variable Rate Indebtedness Subjects Us To Interest Rate Risk, Which Could Cause Our Debt Service Obligations To Increase Significantly

Certain of our borrowings, primarily borrowings under our revolving line of credit, are at variable rates of interest and expose us to interest rate risk based on market rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt for the year ended July 31, 2009 was approximately $20.3 million with related interest expense of $0.6 million. A 1% increase in the average interest rate would increase future interest expense by approximately $235 thousand per year assuming an average outstanding balance under the revolving line of credit of $23.5 million.

We Rely Substantially On Third-Party Suppliers, and the Loss Of Products or Delays In Product Availability From One Or More Third-Party Suppliers Could Substantially Harm Our Business

We must contract for the supply of current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase products from our suppliers under agreements that are of limited duration or can be terminated on a periodic basis. There can be no assurance, however, that our suppliers will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on suppliers include:

- If an existing agreement expires or a certain product line is discontinued, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.
- Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.
- If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or new sources of supply and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This also could require us to seek new sources of supplies.
- We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality products could damage our reputation with our customers.
- Some of our third party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, DEA, Environmental Protection Agency (EPA) and other federal and state agencies for compliance with strictly enforced regulations, and we do not have control over our suppliers' compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products.
- If any of our vendors is unable to obtain the necessary credit to manage its business, it may not be able to deliver its products to us.

Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs and damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, which may result in decreased sales of our products and substantially harm our business.

We Rely Upon Third Parties to Ship Products to Our Customers and Interruptions in Their Operations Could Harm Our Business, Financial Condition and Results of Operations

We use UPS and FedEx as our primary delivery services for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by any of our delivery services could impair or disrupt our ability to deliver our products to our customers on a timely basis and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. In addition, any increase in the shipping costs, including fuel surcharge, could have an adverse effect on our financial condition and results of operations.

We Are Exposed To Potential Risks From Legislation Requiring Companies To Evaluate Controls Under Section 404 Of The Sarbanes-Oxley Act Of 2002

We have evaluated and tested our internal controls in order to allow management to report on and attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We have incurred, and expect to incur expenses and a diversion of management's time to meet the requirements of Section 404. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. Any such action could negatively impact the perception of the Company and our business. In addition, our internal controls may not prevent or detect all error and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. Our registered independent public accounting firm is required to attest to our internal controls, as required by Section 404, for our fiscal year ending July 31, 2010.

Changes in the Veterinary Distribution Industry Could Adversely Affect Our Business

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and the Company is subject to regulation, either directly or indirectly, by the USDA, the FDA and the DEA. To the extent the political party in power changes, whether in the executive or legislative branch, the regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding of such programs could have an adverse impact on our customer's financial position which could lead to decreased sales.

These factors affect our purchasing practices and operations of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

Consolidation in the Veterinary Distribution Business and Veterinary Practices May Decrease Our Revenues and Profitability

The consolidation in the veterinary distribution business could result in existing competitors increasing their market share. This could lead to greater pricing power, decrease our Company's revenues and profitability, and increase the competition for our customers. Consolidation of the small, privately-held veterinary practices could result in an increasing number of larger veterinary practices, which could have increased purchasing leverage and the ability to negotiate lower product costs. This could reduce our operating margins and negatively impact our revenues and profitability. Any of these developments could result in increased marketing expenses and have a material adverse effect on our business, financial condition and results of operations.

Consolidation Among Animal Health Product Vendors may Decrease our Sales and Profitability

On January 26, 2009, Pfizer announced that it had entered into an agreement to acquire all of the outstanding stock of Wyeth. Pfizer and Fort Dodge, a division of Wyeth, accounted for approximately 40.6% and 7.2%, respectively of our purchases during the twelve months ended July 31, 2009. On March 9, 2009, Merck announced that it had entered into an agreement to acquire all of the outstanding stock of Schering-Plough. Merial Limited, a joint venture between Merck & Co., Inc. and Sanofi Aventis S.A., and Intervet-Schering, a subsidiary of Schering-Plough, accounted for approximately 3.6% and 11.6%, respectively of our purchases during the twelve months ended July 31, 2009. Consolidation among animal health products vendors could result in our vendors increasing their market share, which could give greater pricing power and make it easier for such vendors to sell their products directly to animal health customers, both of which could decrease our net sales and profitability. Finally, if our current vendors consolidate, their management teams are more likely to change, which could result in adverse changes in distribution practices.

The General Economic Downturn may Adversely Affect our Business

A deepening or protraction of the general economic downturn could increase volatility in feed and animal protein commodity prices, reduce or eliminate sources of credit available to our customers, as well as reduce consumer discretionary spending on animal health products. Such volatility and/or tightening of credit could further deteriorate the financial condition of our customers, and may ultimately lead our customers to reduce their working capital. As a result, we may experience reduced demand for our products and services, and may be unable to collect amounts owed, each of which could materially impact our results of operations.

Exclusivity Requirements and Failures to Continue Relationships With Vendors May Cause Us to Lose Access to Certain Products and Erode Our Market Share

We may not be able to establish or maintain our relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with many of our vendors, including Pfizer. Some of our agreements with our vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all.

In addition, during our course of negotiation of these agreements, certain vendors may require us to distribute their products on an exclusive basis which could cause us to forego distributing competing products that may also be profitable. In this situation the Company may be forced to project future sales of competing products so that we can elect to distribute the product that we believe will be more profitable. The Company's projections may not be accurate, and we may be contractually prohibited from distributing products that gain market share at the expense of the products that we distribute. Competitors of ours could also obtain exclusive rights to market particular products which we would be unable to market. If we lose the right to distribute products under such agreements, or are required to exclusively distribute certain products at the expense of others that may be more profitable, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

Our Business, Financial Condition And Results of Operations Depend Upon Maintaining Our Relationships With Vendors

We currently distribute more than 20,000 products sourced from more than 300 vendors. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top two vendors, Pfizer, and Intervet-Schering, a subsidiary of Schering Plough supplied products that accounted for approximately 52.2% of our product purchases for the fiscal year ended July 31, 2009.

Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a "buy/sell" to an agency relationship, or from an agency to a "buy/sell" relationship. In a "buy/sell" transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from "buy/sell" to agency or from agency to "buy/sell" could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our current and future vendors may decide to compete with us in the future by pursuing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with several of our vendors. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

An Adverse Change in Vendor Rebates Could Negatively Affect Our Results of Operation

The terms under which we purchase animal health products from several vendors entitle us to receive a rebate based upon the attainment of certain growth goals. If market conditions deteriorate or other factors outside of our control change, vendors may adversely change the terms of some or all of these rebate programs and there can be no assurance as to the amount of rebates that we will receive in any given year. The occurrence of any of these events could have an adverse impact on our results of operations, and as a result, you may not receive a rebate under our annual program.

Our Quarterly Operating Results May Fluctuate Significantly

Our quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Rebates received from vendors have historically been the greatest during the quarter ending January 31. The timing of the receipt of our revenues is directly tied to the buying patterns of veterinarians related to certain medical procedures performed on production animals during the spring and fall months. These buying patterns also can be affected by vendors' and distributors' marketing programs launched during the summer months, which can result in veterinarians purchasing products earlier than they are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made.

If We Fail to Comply With or Become Subject to More Onerous Government Regulations, Our Business Could be Adversely Affected

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products, and the Company is subject to regulation, either directly or indirectly, by the USDA, the FDA, the EPA, and the DEA and state boards of pharmacy. The regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers' financial positions which could lead to decreased sales.

Effective December 1, 2006, the federal drug pedigree requirements of the FDA under the Prescription Drug Marketing Act (PDMA) went into effect. Although a court injunction was granted regarding some provisions, the FDA mandated that all distributors that are not the manufacturers authorized distributor must provide a record of all previous transactions. This transaction history is also referred to as a pedigree. The federal pedigree regulations require tracking human labeled prescription products through the entire distribution chain and are enforceable for distributors that do not have a written agreement with the manufacturer granting the wholesale distributor status as an "Authorized Distributor of Record." We strive to maintain compliance with the new pedigree requirements and other laws and regulations. However, if we are unable to maintain our active compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Headquarters in Omaha, Nebraska

The Company owns a building that serves as its corporate headquarters and is nearly 100,000 square feet of open warehouse space and 40,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The building and the land is subject to a first mortgage held by First National Bank of Omaha. In October 2002 the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility.

York, Pennsylvania

On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease was five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease an additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space. In January 2007, the Company and Kinsley Equities II Limited Partnership extended the lease term from July 31, 2007 to July 31, 2010.

Quincy, Illinois

On May 1, 2009, the Company signed a lease agreement with Wiemelt Properties for 21,875 square feet of warehouse space in Quincy, Illinois. The initial term of the lease is one year with the option for additional years. The Company uses this facility to ship predominantly products for treatment and/or prevention of diseases in food animals to its customers in that geographical area of the United States.

Mankato, Minnesota

On May 1, 2009, the Company signed a lease agreement with Atlas Alchem Plastics, Inc. for 36,135 square feet of warehouse space in Mankato, Minnesota. The initial term of the lease is six months. The Company uses this facility to ship predominantly products for treatment and/or prevention of diseases in food animals to its customers in that geographical area of the United States.

Spicer, Minnesota

One June 1, 2009, the Company signed a lease agreement with Brad Kelley for 9,000 square feet of warehouse space in Spicer, Minnesota. The initial term of the lease is six months. The Company uses this facility to ship predominantly products for treatment and/or prevention of diseases in food animals to its customers in that geographical area of the United States.

Management believes that our existing facilities are and will be adequate for the conduct of our business during the next fiscal year.

ITEM 3. LEGAL PROCEEDINGS

On April 7, 2009, IVESCO Holdings, LLC (IVESCO) filed a lawsuit in the United States District Court for the Northern District of Iowa, Case No. 1:09CV52, against the Company and its wholly owned subsidiary, ProConn LLC (ProConn). IVESCO alleges that the Company conspired with certain departing IVESCO employees to "take over or steal" the IVESCO swine business through the simultaneous departure of most of the employees in the swine division. IVESCO also alleges a conspiracy to unfairly compete, tortious interference with business expectancies between IVESCO and its customers and employee relationships, aiding and abetting an alleged breach of duty by former IVESCO employees, and unjust enrichment by the receipt of sales revenue without payment of fair value. IVESCO seeks damages in an unstated amount, the imposition of a constructive trust upon earnings of the Company's swine product sales, restitution by disgorgement of profits, interest, punitive damages, costs and attorney fees. The Company has filed a responsive pleading denying the allegations and intends to vigorously defend against IVESCO's claims.

In addition to IVESCO litigation, the Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions may result in lawsuits where the Company is a defendant. Management believes that the ultimate obligations, if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended July 31, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's common stock. Ownership of the Company's stock is limited to licensed, practicing veterinarians or any entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians (such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold, assigned, or otherwise transferred, except back to the Company at the same $3,000 price. On September 30, 2009, there were 1936 record holders of the Company's common stock.

Shareholders have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock other than optional redemption by the Company set forth in the Articles of Incorporation and Bylaws. The Company does not have any preferred stock authorized and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

The Company has never declared or paid any cash dividends on the common stock. The Company intends to retain any future earnings for funding growth of the Company's business and therefore does not currently anticipate paying cash dividends in the foreseeable future. The Company has not sold any common stock which was not registered under the Securities Act of 1933 within the past three fiscal years ended July 31, 2009.

Under its Articles of Incorporation, the Company may repurchase shares of any shareholder who is no longer a veterinarian or veterinary clinic or owes money to the Company and fails to make required payments. The Company may, but is not obligated to repurchase the stock. The redemption amount is the original purchase price of the stock paid by the shareholder. There is no expiration date for repurchase. Since the Company's inception, each shareholder has been entitled to request that his, her, or its share be redeemed in accordance with the Articles of Incorporation and Bylaws.

During the fourth quarter ended July 31, 2009, the Company repurchased sixteen (16) shares of its common stock as set forth in the following table:

Purchases of Equity Securities by the Company and Affiliated Purchasers:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[1]
May 1 – May 31, 2009	6	$3,000	—	1,958
June 1 – June 30, 2009	8	$3,000	—	1,950
July 1 – July 31, 2009	2	$3,000	—	1,948
Total:	16	$3,000	—	1,948

(1) The maximum number of shares that may be purchased by the Company varies from time to time due to the on-going redemption of shares.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company for each of the five years ended July 31, 2009. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this report and should be read in conjunction with those financial statements and notes thereto. All amounts are in thousands except per share data.

	2005	2006	2007	2008	2009
Net sales and other revenues	$387,249	$368,926	$342,699	$339,838	$299,729
Operating income (loss)	$ 4,610	$ 5,089	$ 5,500	$ 3,808	$ (6,409)
Net income (loss)	$ 2,536	$ 2,392	$ 2,384	$ 1,428	$ (4,373)
Income per share:					
Operating income (loss)	$ 3,677	$ 3,612	$ 2,697	$ 1,861	$ (3,227)
Net income (loss)	$ 2,023	$ 1,698	$ 1,169	$ 698	$ (2,202)
Redeemable common shares outstanding used in the calculation	1,254	—	—	—	—
Common shares outstanding used in the calculation	—	1,409	2,039	2,046	1,986
Total assets	$ 85,266	$ 76,399	$ 88,244	$ 81,194	$ 79,733
Total long-term obligations	$ 5,109	$ 5,375	$ 6,761	$ 6,620	$ 6,181
Total number of shares subject to mandatory redemption(1)	731	—	—	—	—
Total number of common shares	—	2,042	2,068	2,037	1,948
Total number of redeemable common shares(1)	1,288	—	—	—	—

(1) For additional information on the Company's shares, see Note 5 to the 2009 Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes that are included in this annual report.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. Forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the current economic environment affecting the Company and the markets it serves;
- sources of revenues and anticipated revenues, including the contribution from the growth of new products and markets;
- estimates regarding the Company's capital requirements and its need for additional financing;
- the Company's ability to attract customers and the market acceptance of its products;
- our ability to establish relationships with suppliers of products; and
- plans for future products and services and for enhancements of existing products and services.

In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these statements. We discuss many of these risks in this Annual Report on Form 10-K in greater detail under the heading "Risk Factors." Also, these statements represent our estimates and assumptions only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to publicly update or revise these forward-looking statements.

Overview

Professional Veterinary Products, Ltd. provides distribution services of animal health products through three business segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. The Logistics Services segment provides logistics and distribution service operations for animal health vendors in business-to-business type transactions. The Direct Customer Services segment is a supplier of animal health products to the producer or consumer.

The Company's Wholesale Distribution segment comprises the majority of its operations, representing approximately 81% of net sales and other revenue in fiscal 2009. Revenues are primarily earned by distributing products to veterinarians or veterinary practices. The main factor that impacts net sales is the Company's ability to offer a broad product line through excellent and knowledgeable customer service. For 2009, the Direct Customer Services segment represented approximately 19% of net sales and other revenues.

The Company's revenues increased from $298.9 million in fiscal year 2003 to $368.9 million in fiscal year 2006, an increase of 23%. In fiscal year 2007, revenues decreased by $26.2 million to $342.7 million, (a decrease of 7%) in fiscal year 2008, decreased further by $2.9 million to $339.8 million (a decrease of less than 1%), and in fiscal year 2009, decreased further by $40.1 million to $299.7 million, a decrease of 12%. The decrease in 2009 is primarily due to a decrease in vendor sales, purchase incentives and an increase in sales discounts to customers. The Company distributes a majority of its products to shareholders but over time has increased its sales to non-shareholders. In fiscal year 2009, net sales and other revenue to shareholders totaled $199.4 million or 66% of total consolidated net sales and other revenue. The Company's long-term strategy is to utilize competitive pricing with operational efficiencies to compete in today's marketplace. To further this strategy, the Company is developing a pricing strategy with forecasting and predictive modeling capabilities, which the Company anticipates will allow it to respond to the continually changing market conditions.

The Company has historically provided annual rebates to its shareholders. In fiscal 2007, the rebates were approximately $3.0 million. In fiscal 2008, management determined that no rebate would be issued and that it was in the Company's best interest to retain net income for on-going business needs, rather than shareholder rebates. In fiscal 2009, the rebates were approximately $0.7 million.

We believe that there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, we expect that the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

Current Assets

Current assets decreased by $0.6 million to $67.6 million for fiscal year 2009 compared to $68.2 million for the previous year. This decrease was primarily due to a decrease in accounts receivable of $3.9 million which resulted from an increase in cash receipts from customers. Offsetting this decrease was an increase in inventory of $1.2 million and prepaid expenses of $2.6 million. The increase in inventory resulted from the Company's purchase of additional products from vendors.

Current Liabilities

Current liabilities increased by $3.6 million to $54.6 million for fiscal year 2009 compared to $51.0 million for the previous year. This increase was primarily due to an increase of $7.4 million of borrowings under the line of credit to fund operations. Offsetting this increase was a decrease in accounts payable of $3.7 million.

Results of Operations

The following discussion is based on the historical results of operations for fiscal 2008, 2007 and 2006.

Summary Consolidated Results of Operations Table

	July 31, 2009	July 31, 2008 (In Thousands)	July 31, 2007
Net sales and other revenue	$ 299,729	$ 339,838	$ 342,699
Cost of sales	266,334	295,596	301,122
Gross profit	33,395	44,242	41,577
Operating, general and administrative expenses	39,804	40,434	36,077
Operating income (loss)	(6,409)	3,808	5,500
Interest expense, net	(735)	(1,061)	(1,676)
Equity in earnings of unconsolidated affiliate	—	53	116
Loss on the sale of unconsolidated affiliate	—	(571)	—
Other income (expense)	—	1	(81)
Income (loss) before taxes	(7,144)	2,230	3,859
Income tax expense (benefit)	(2,771)	802	1,475
Net income (loss)	$ (4,373)	$ 1,428	$ 2,384
Beginning retained earnings	17,935	16,507	14,123
Ending retained earnings	$ 13,562	$ 17,935	$ 16,507

Net sales and other revenue were $299.7 million in 2009, $339.8 million in 2008 and $342.7 million in 2007. The decrease in net sales and other revenue in 2009 over 2008 resulted primarily from a decrease in sales to existing customers of $22.7 million, an increase in sales discounts to customers of $2.4 million, and an increase in the shareholder rebate of $0.7 million. For the purpose of calculating revenue growth rates of new and existing customers, the Company has defined a new customer as a customer that did not purchase product from the Company in the corresponding prior fiscal year, with the remaining customer base being considered an existing customer. Of this decrease, $32.5 million resulted from the termination of the logistical services agreement with SERVCO effective June 30, 2008. Partially offsetting this decrease were increases in sales to new customers of $18.2 million. No rebate was paid in fiscal 2008, compared to rebate of $0.7 million issued in fiscal 2009. The rebate, if any, is netted against sales and accounts receivable on the Company's financial statements.

The decrease in net sales and other revenue in 2008 over 2007 resulted primarily from a decrease in sales to existing customers of $12.8 million. Of this decrease, $4.3 million resulted from the termination of the logistical services agreement with SERVCO. Partially offsetting this decrease were increases in sales to new customers of $6.1 million and in agency commission of $0.8 million. No rebate was paid in fiscal 2008, compared to rebate of $3.0 million issued in fiscal 2007.

Cost of sales were $266.3 million in 2009, $295.6 million in 2008 and $301.1 million in 2007. The decrease in cost of sales in 2009 over 2008 resulted primarily from a decrease in cost of goods sold of $34.2 million and a decrease in freight expense of $1.5 million. Partially offsetting this decrease was a decrease in vendor sales and purchase incentives of $6.4 million. The cost of sales sold includes the Company's inventory product cost and freight costs less vendor purchase and sales incentives. Vendor sales and purchase incentives are recorded based on the terms of the contracts or programs with each vendor. Vendor sales and purchase incentives are classified in the accompanying consolidated statements of income as a reduction to cost of sales sold at the time of the performance measures are achieved. The decrease in cost of sales in 2008 over 2007 resulted primarily from a decrease in cost of goods sold of $5.5 million and an increase in vendor sales and purchase incentives of $2.7 million. Partially offsetting this decrease was an increase in freight expense of $2.8 million.

Gross profit was $33.4 million in 2009, $44.2 million in 2008 and $41.6 million in 2007. The decrease in gross profit in 2009 over 2008 resulted primarily from a decrease in vendor sales and purchase incentives of $6.4 million and an increase in sales discounts to customers of $2.4 million. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $2.7 million.

Operating, general and administrative expenses were $39.8 million in 2009, $40.4 million in 2008 and $36.1 million in 2007. The decrease in operating, general and administrative expenses in 2009 over 2008 resulted from decreases in the following: payroll, payroll taxes, and employee benefits of $0.8 million, profit sharing of $0.1 million, director's fees and expense of $0.1 million, vet of record commission of $0.2 million, commission royalty expense of $0.1 million, employee education of $0.4 million, communication expense of $0.2 million, and operating supplies and expense of $0.1 million. Partially offsetting these decreases were increases in the following: pharmacy fees of $0.2 million, computer supplies and support expense of $0.9 million, and bad debt expense of $0.3 million. The increases in computer supplies and support expenses resulted from the Company's investment in technology to increase value to our customers and to the Company. Although operating, general and administrative expenses decreased during 2009, these expenses, as percentage of net sales, were 10.5% in 2007 and increased to 11.9% and 13.3% in 2008 and 2009, respectively. The increase in operating, general and administrative expenses in 2008 over 2007 resulted primarily from an increase in the following: payroll, payroll taxes, and employee benefits of $1.6 million, computer supplies and support expense of $0.9 million, professional services of $0.9 million, employee reimbursed expenses of $0.3 million, depreciation expense $0.3 million, director's fees and expenses of $0.1 million, employee education of $0.1 million, communication expense of $0.1 million, and credit card fees of $0.1 million. The increases in operating, general and administrative expenses resulted from the Company's investment in technology to increase value to our customers and to the Company.

Operating income (loss) was $(6.4) million in 2009, $3.8 million in 2008 and $5.5 million in 2007. The decrease in operating income in 2009 over 2008 resulted primarily from a decrease in gross profit margin of $10.8 million. Offsetting this decrease was a decrease in operating, general and administrative expenses of $0.6 million. The decrease in operating income in 2008 over 2007 resulted primarily from an increase in operating, general and administrative expenses of $4.4 million. Offsetting this decrease was an increase in gross profit margin of $2.7 million.

The Company's other income and interest (expense) was $(0.7) million in 2009, $(1.6) million in 2008 and $(1.6) million in 2007. The Company's other income and interest (expense) in 2008 over 2007 remained unchanged. The decrease in interest (expense) in 2009 over 2008 resulted primarily from a decrease in interest expense of $0.3 million which was due to a lower average interest rate in the period on outstanding debt. The increase in interest income in 2009 over 2008 resulted primarily from an increase in interest income of $0.04 million, which was a result of finance charges on past due accounts receivable. The sale of the SERVCO stock on July 14, 2008 resulted in a decrease in equity earnings of unconsolidated affiliates of $0.06 million in 2008 and an increase in the (loss) on the sale of unconsolidated affiliate of $0.6 million. The decrease in interest (expense) in 2008 over 2007 resulted primarily from a decrease in interest expense of $0.6 million which was due to a lower average interest rate in the period on outstanding debt. The increase in interest income in 2008 over 2007 resulted primarily from an increase in interest income of $0.06 million, which was a result of finance charges on past due accounts receivable. The sale of the SERVCO stock on July 14, 2008 resulted in a decrease in equity earnings of unconsolidated affiliates of $0.06 million in 2008 and an increase in the (loss) on the sale of unconsolidated affiliate of $0.6 million.

Contractual Obligations and Commitments

The Company's contractual obligations (in thousands) at July 31, 2009 mature as follows:

	PAYMENTS DUE BY PERIOD				
	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 Years
Loans payable to banks	$20,287	$ 20,287	$ —	$ —	$ —
Operating lease commitments	1,881	1,047	657	177	—
Supplemental Executive Retirement Plan	2,427	243	486	729	969
Long-term debt obligations (including current portion)[1]	3,770	400	893	1,034	1,443
Total contractual obligations[2]	$28,365	$ 21,977	$ 2,036	$ 1,940	$ 2,412

(1) Interest payments due on long-term debt for less than 1 year are $284 thousand, 1-2 years are $428 thousand, 3-5 years are $554 thousand, and after 5 years are $107 thousand.

(2) See Notes 7 and 10 of the Consolidated Financial Statements for additional information.

The Company's Bylaws allow the Company to repurchase stock upon receipt of written notice from a shareholder requesting redemption of his, her, or its stock. The Company may, but is not obligated to repurchase the stock. The redemption amount is the original purchase price of the stock paid by the shareholder.

Operating Segments

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians.

The Logistics Services segment provides logistics and distribution service operations for animal health vendors in business-to-business type transactions. The Logistics Services segment distributes products primarily to other animal health companies.

The Direct Customer Services segment is a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. See Note 14 of the Company's 2009 Consolidated Financial Statements for additional quantitative segment information.

The following table summarizes the Company's operations by business segment:

	Year Ended		
	July 31, 2009	July 31, 2008 (in thousands)	July 31, 2007
NET SALES AND OTHER REVENUE			
Wholesale Distribution	$ 294,377	$ 338,376	$ 338,535
Logistics Services	284	1,452	306
Direct Customer Services	55,566	63,532	57,085
Eliminations	(50,498)	(63,522)	(53,227)
Consolidated Total	**$ 299,729**	**$ 339,838**	**$ 342,699**
COST OF SALES			
Wholesale Distribution	268,275	301,511	303,949
Logistics Services	240	1,495	258
Direct Customer Services	50,733	55,780	50,001
Eliminations	(52,914)	(63,190)	(53,086)
Consolidated Total	**$ 266,334**	**$ 295,596**	**$ 301,122**
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES			
Wholesale Distribution	32,459	33,045	29,106
Logistics Services	—	—	—
Direct Customer Services	7,345	7,389	6,971
Eliminations	—	—	—
Consolidated Total	**$ 39,804**	**$ 40,434**	**$ 36,077**
BUSINESS SEGMENT ASSETS			
Wholesale Distribution	$ 79,017	$ 80,392	$ 87,297
Logistics Services	395	351	394
Direct Customer Services	11,823	14,906	13,075
Eliminations	(11,502)	(14,455)	(12,522)
Consolidated Total	**$ 79,733**	**$ 81,194**	**$ 88,244**

Wholesale Distribution

Net sales and other revenue for our wholesale distribution segment were $294.4 million in 2009, $338.4 million in 2008 and $338.5 million in 2007. The decrease in net sales and other revenue in 2009 over 2008 resulted primarily because of a decrease in sales to existing customers of $9.8 million, an increase in sales discounts to customers of $2.5 million, and an increase in shareholder rebate of $0.7 million. Of this decrease $32.5 million was a result of the termination of the SERVCO agreement. Partially offsetting this decrease was an increase in sales to new customers of $1.5 million. The Company's shareholder rebate increased $0.7 million, compared to the prior fiscal year-end, which is netted against sales and accounts receivable on the Company's financial statements. The decrease in net sales and other revenue in 2008 over 2007 resulted primarily because of a decrease in sales to existing customers of $14.8 million. Of this decrease $3.2 million was a result of the termination of the logistical services agreement with SERVCO effective June 30, 2008. Partially offsetting this decrease was an increase in sales to new customers of $0.5 million, an increase in sales in consolidated affiliates of $10.1 million, an increase in agency commission of $0.7 million, an increase in equity earnings of consolidated affiliates of $0.2 million, and an increase in miscellaneous income of $0.2 million. The Company's shareholder rebate decreased $3.0 million, compared to the prior fiscal year-end, which is netted against sales and accounts receivable on the Company's financial statements.

Cost of sales were $268.3 million in 2009, $301.5 million in 2008 and $303.9 million in 2007. The decrease in cost of sales in 2009 over 2008 resulted primarily from a decrease in cost of goods sold of $36.9 million and a decrease in freight expense of $2.0 million. Partially offsetting this decrease was a decrease in vendor sales and purchase incentives of $5.7 million. The cost of sales includes the Company's inventory product cost and freight costs less vendor purchase and sales incentives. The decrease in cost of sales in 2008 over 2007 resulted primarily from a decrease in cost of goods sold of $3.4 million and an increase in vendor sales and purchase incentives of $2.3 million. Partially offsetting this decrease was an increase in freight expense of $3.3 million. The cost of sales includes the Company's inventory product cost and freight costs less vendor purchase and sales incentives.

Gross profit for our wholesale distribution segment was $26.1 million in 2009, $36.9 million in 2008 and $34.6 million in 2007. The decrease in gross profit in 2009 over 2008 resulted primarily from a decrease in vendor sales and purchase incentives of $5.7 million, Vets First Choice expenses of $2.6 million and an increase in sales discounts to customers of $2.5 million. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $2.3 million.

Operating, general and administrative expenses for our wholesale distribution segment were $32.4 million in 2009, $33.0 million in 2008 and $29.1 million in 2007. The decrease in operating, general and administrative expense in 2009 over 2008 resulted primarily from decreases in the following: payroll, payroll taxes, and employee benefits of $0.6 million, profit sharing of $0.1 million, director's fees and expense of $0.1 million, convention and meetings of $0.1 million, employee education of $0.4 million, communication expense of $0.2 million, operating supplies and expense of $0.1 million, and postage of $0.5 million. Partially offsetting these decreases are increases in the following: pharmacy fees of $0.2 million and computer supplies and support expense of $0.9 million. The increase in computer support and expense resulted from the Company's investment in technology in order to increase value to our customers and to the Company. The increase in operating, general and administrative expense in 2008 over 2007 resulted primarily from an increases in the following: payroll, payroll taxes, and employee benefits of $0.9 million, professional services of $0.9 million, computer support and supplies expense of $0.9 million, depreciation expense of $0.2 million, director's fees and expense of $0.1 million, employee education of $0.1 million, employee reimbursed expenses of $0.1 million, communication expense of $0.1 million, credit card fees of $0.1 million as well as a decrease in billable marketing income of $0.6 million. The increases in operating, general and administrative expenses resulted from the Company's investment in technology in order to increase value to our customers and to the Company.

Operating income (loss) for our wholesale distribution segment was $(6.3) million in 2009, $3.8 million in 2008 and $5.5 million in 2007. The decrease in operating income from 2009 over 2008 resulted primarily from a decrease in gross profit margin of $10.8 million. Offsetting this decrease was a decrease in operating, general and administrative expenses of $0.6 million. The decrease in operating income from 2008 over 2007 resulted primarily from an increase in operating, general and administrative expenses of $4.0 million. Offsetting this decrease was an increase in gross profit margin of $2.3 million.

Assets decreased by $0.7 million to $79.7 million for fiscal year 2009 compared to $80.4 million for the previous year. This decrease was primarily due to a decrease in accounts receivable of $2.1 million of which was a result of an increase in cash receipts from customers, a decrease in income of consolidated affiliates of $2.3 million, a decrease in net property and equipment of $1.4 million, and a decrease in intercompany accounts of $0.6 million. Partially offsetting this decrease was an increase in inventory of $2.5 million and an increase in prepaid expenses of $2.5 million.

Logistics Services

Net sales and other revenue for our logistic services segment were $0.3 million in 2009, $1.4 million in 2008 and $306 thousand in 2007. The decrease in net sales and other revenue in 2009 over 2008 resulted primarily due to a decrease in sales to other animal health wholesalers for additional companion animal products purchased. The increase in net sales and other revenue in 2008 over 2007 resulted primarily due to an increase in sales to other animal health wholesalers for additional companion animal products purchased.

Cost of sales for our logistics services segment were $0.2 million in 2009, $1.5 million in 2008 and $258 thousand in 2007. The decrease in cost of sales in 2009 over 2008 resulted primarily from a decrease in cost of goods sold of $1.3 million. The increase in cost of sales in 2008 over 2007 resulted primarily from an increase in cost of goods sold of $1.2 million.

The gross profit (loss) for our logistic services segment was $44 thousand in 2009, $(43) thousand in 2008 and $48 thousand in 2007. The increase in gross profit in 2009 over 2008 resulted primarily due to the increase in gross profit margin. Operating, general and administrative expenses for our logistic services segment are nominal. The decrease in gross profit (loss) in 2008 over 2007 resulted primarily due to the decrease in gross profit margin. During the period, the Company sold a group of products below cost to reduce excess inventory levels of those items. Operating, general and administrative expenses for our logistic services segment are nominal.

Operating income (loss) for our logistic services segment was $44 thousand in 2009, $(43) thousand in 2008 and $48 thousand in 2007. The increase in operating income in 2009 over 2008 resulted primarily from an increase in gross profit margin of $87 thousand. The decrease in operating income (loss) in 2008 over 2007 resulted primarily from a decrease in gross profit margin of $91 thousand.

Assets increased by $44 thousand to $395 thousand for fiscal year 2009 compared to $351 thousand for the previous year. This increase was primarily due to an increase in accounts receivable.

Direct Customer Services

Net sales and other revenue for our direct customer services segment were $55.6 million in 2009, $63.5 million in 2008 and $57.1 million in 2007. The decrease in net sales and other revenue in 2009 over 2008 resulted primarily from a decrease in sales to existing customers of $24.7 million. Partially offsetting this decrease was an increase in sales to new customers of $16.8 million. The increase in net sales and other revenue in 2008 over 2007 resulted primarily from an increase in sales to new customers of $4.5 million and an increase in sales to existing customers of $1.9 million.

Cost of sales were $50.7 million in 2009, $55.8 million in 2008 and $50.0 million in 2007. The decrease in cost of sales in 2009 over 2008 resulted primarily from a decrease in cost of goods sold of $6.3 million. Partially offsetting this decrease was an increase in freight expense of $0.5 million and a decrease in vendor purchases and sales incentives earned by the Company of $0.7 million. The cost of sales includes the Company's inventory product cost and freight less vendor purchases and sales incentives. The increase in cost of sales in 2008 over 2007 resulted primarily from an increase in cost of goods sold of $6.8 million. Partially offsetting this increase was a decrease in freight expense of $0.5 million, and an increase in vendor purchases and sales incentives earned by the Company of $0.5 million. The cost of sales includes the Company's inventory product cost and freight less vendor purchases and sales incentives.

Gross profit for our direct customer services segment was $4.8 million in 2009, $7.8 million in 2008 and $7.1 million in 2007. The decrease in gross profit in 2009 over 2008 resulted primarily from a decrease in vendor sales and purchase incentives of $0.7 million and an increase in freight expense of $0.5 million. The increase in gross profit in 2008 over 2007 resulted primarily from an increase in vendor sales and purchase incentives of $0.5 million and a decrease in freight expense of $0.5 million. Partially offsetting this increase was an increase in sales incentive discounts of $0.5 million.

Operating, general and administrative expenses for our direct customer services segment were $7.3 million in 2009, $7.4 million in 2008 and $7.0 million in 2007. The decrease in operating, general and administrative expenses in 2009 over 2008 resulted primarily from a decrease in payroll, payroll taxes and employee benefits of $0.2 million, a decrease in vet of record commission of $0.2 million, and a decrease in royalty commission of $0.1 million. Partially offsetting these decreases is an increase in bad debt expense of $0.4 million. The increase in operating, general and administrative expenses in 2008 over 2007 resulted primarily from an increase in mileage reimbursement expense of $0.1 million and a decrease in billable marketing income of $0.3 million.

Operating income (loss) for our direct customer services segment was $(2.5) million in 2009, $0.4 million in 2008 and $0.1 million in 2007. The decrease in operating income (loss) in 2009 over 2008 resulted primarily from a decrease in gross profit margin of $3.0 million. Offsetting this decrease was a decrease in operating, general and administrative expenses of $0.1 million. The increase in operating income in 2008 over 2007 resulted primarily from an increase in gross profit margin of $0.7 million. Offsetting this increase was an increase in operating, general and administrative expenses of $0.4 million.

Assets decreased by $3.1 million to $11.8 million for fiscal year 2009 compared to $14.9 million for the previous year. This decrease was primarily due to a decrease in accounts receivable of $1.7 million, a decrease in inventory of $1.3 million, and a decrease in property plant and equipment of $0.1 million.

Seasonality in Operating Results

The Company's quarterly sales and operating results have varied in the past and will likely continue to do so in the future. Historically, the Company's livestock sales are seasonable with peak sales in the spring and fall. The cyclical nature is directly tied to certain medical procedures performed by veterinarians on livestock during these seasons.

In the last few years, the Company has been selling more companion animal related products. These products have a different seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company's business has allowed for more efficient utilization of all resources.

Liquidity and Capital Resources

The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend funds to maintain significant inventory levels in order to fulfill its commitment to its customers. Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At July 31, 2009, there were no additional material commitments for capital expenditures other than as noted below.

The Company also expended significant funds in the lease and purchase of its facilities. The Company leases a total of 87,500 square feet from Kinsley Equities II Limited Partnership for warehouse space in York, Pennsylvania. The payment for this lease is $0.03 million per month. For additional information, see the section "Properties".

In November 2006, the Company and its subsidiaries executed a Loan Agreement and related loan documents (collectively "Loan Documents") with First National Bank of Omaha (FNB). The obligations of the Company and its subsidiaries under the Loan Documents are joint and several. At July 31, 2009, pursuant to the terms of the Loan Documents, FNB could loan to the Company and its subsidiaries up to $44.7 million, which includes a $40 million revolving loan facility and a $4.7 million term loan facility. On August 21, 2009, the principal amount of the revolving credit facility was decreased from $40 million to $37.5 million. The Company shall pay FNB a non-usage fee at the rate of .10% per annum of the unused portion of the $37.5 million revolving loan. The non-usage fee shall be payable in arrears on each January 1, April 1, July 1, and October 1 and on the termination date.

The Term Note is amortized over a ten year period with a final maturity date of December 1, 2016. The interest rate is fixed at 7.35% per annum for the term of the note. Upon an event of default, the Term Note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum. This Term Note may not be prepaid without obtaining the consent of FNB and payment of the prepayment fee as calculated therein. Installments of principal and interest in the amount of $0.05 million are due on the first day of each month until and including November 1, 2016. On December 1, 2016, all unpaid principal and interest thereon shall be due and payable. As of July 31, 2009, the Company had $3.7 million outstanding on the Term Note.

FNB shall provide advances to the Company from the Revolving Note in the maximum aggregate amount of $37.5 million, which advances will be used as needed by the Company for working capital, through the termination date of December 1, 2009. Interest shall be paid at a variable rate, reset monthly equal to the LIBOR as determined by FNB plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 to 1.00 or (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00. The Loan Agreement imposes certain financial covenants, and the Company shall not, without consent of FNB, permit its minimum tangible net worth to be less than $17 million or its cash flow leverage ratio to be equal to or greater than 3.50 to 1.00. The loans may be accelerated upon default. Event of default provisions include, among other things, the Company's failure to (i) pay amounts when due and to (ii) perform any material condition or comply with any material promise or covenant of the Loan Documents. The Revolving Note and Term Note are secured by substantially all of the assets of the Company and its subsidiaries, including the Company's headquarters in Omaha. We also are restricted from paying dividends by these credit facilities. For the fiscal year ended July 31, 2009 the Company was in violation of certain of these covenants for which a waiver of non-compliance was received from the lender.

On November 19, 2008, the Company and FNB amended the Loan Agreement to allow the Company to enter into interest rate swap transactions from time-to-time. Pursuant to that amendment, interest shall be paid on the revolving note at a variable rate, reset monthly, equal to LIBOR Rate as determined by Lender plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 or 1.00 (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00. As a result of the interest rate swap, the Company is paying effective interest rate of 4.59% for borrowings up to $10.0 million for the period ending July 31, 2009. Upon the event of default, the Revolving Note shall bear interest at the LIBOR as determined by FNB plus 7.50% per annum. As of July 31, 2009, the variable interest rate at which the Revolving Note accrued interest was 1.81%, and the Company had approximately $20.3 million outstanding thereunder.

On December 27, 2006, the Company and Jelecos entered into a statement of work agreement for consulting services. Jelecos provides the Company with strategic technology consulting services including, but not limited to, project analysis, staffing analysis, product and process evaluation, capacity analysis and overall infrastructure analysis as related to current and future business objectives. The estimated monthly recurring fee is approximately $0.1 million.

On March 21, 2008, the Company and Revenue Analytics entered into a statement of work agreement for consulting services through July 31, 2008. The Company partnered with Revenue Analytics to develop targeted pricing strategies, processes and monitoring capabilities at the customer segment level. On May 27, 2009, the Company and Revenue Analytics entered into a third statement of work agreement for consulting services through May 31, 2010. The fees paid through July 31, 2009 were $719,520 for 12 months.

Under its Bylaws, the Company may, in its discretion, decide to repurchase shares of common stock upon request for redemption by a shareholder.

Operating Activities. For the fiscal year ending July 31, 2009, net cash used in operating activities of $6.5 million was primarily as a result of $1.1 million net increase in inventory, a $2.2 million net increase in other current assets, and a $3.6 million net decrease in accounts payable. For the fiscal year ending July 31, 2008, net cash provided by operating activities of $1.2 million was primarily as a result of $0.2 million net decrease in receivables. For the fiscal year ending July 31, 2007, net cash consumed by operating activities of $4.8 million was primarily attributable to an increase in accounts receivable of $7.1 million and an increase in inventory of $7.4 million. These were partially offset by an increase of $3.3 million in accounts payable and an increase in other current liabilities of $1.5 million.

Investing Activities. Net cash consumed by investing activities of $0.9 million in fiscal year ending July 31, 2009 was primarily attributable to an increase in investments in equipment, including the purchase of office, warehouse and computer equipment of $0.5 million and a $0.4 million net increase in cash value of life insurance. Net cash consumed by investing activities of $0.8 million in fiscal year ending July 31, 2008 was primarily attributable to an increase in investments in equipment, including the purchase of office, warehouse and computer equipment of $1.7 million. This was partially offset by the proceeds from the sale of unconsolidated affiliate for $1.4 million. Net cash consumed by investing activities of $2.0 million in fiscal year ending July 31, 2007 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.

Financing Activities. In the fiscal year ending July 31, 2009, net cash provided by financing activities of $6.8 million was primarily attributable to $7.4 million in net loan proceeds. This was partially offset by the payments of long-term debt and capital lease obligation of $0.4 million. In the fiscal year ending July 31, 2008, net cash provided by financing activities of $0.5 million was primarily attributable to $0.9 million in net loan proceeds. This was partially offset by the payments of long-term debt and capital lease obligation of $0.4 million. In the fiscal year ending July 31, 2007, net cash provided by financing activities of $5.3 million was primarily attributable to $5.3 million in net loan proceeds.

Inflation

Most of our operating expenses are inflation-sensitive with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages and costs of products.

Off-Balance Sheet Arrangements

At July 31, 2009, the Company did not have any off-balance sheet arrangements.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. Following are some of the Company's critical accounting policies impacted by judgments, assumptions and estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

The Company derives its revenues primarily from the sale of products and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." The revenue from the "buy/sell" transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is pervasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Inventories

Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method.

Major Customers, Major Suppliers and Credit Concentrations

Other financial assets and liabilities, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. Two vendors comprised 52.2% of all purchases for the year ended July 31, 2009. Two vendors comprised 48.3% of all purchases for the year ended July 31, 2008.

Income Taxes

The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. For further discussion, see Note 6 to the Consolidated Financial Statements.

Other Intangible Assets

Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense for the years ended July 31, 2009, 2008, and 2007 is included in interest expense on the Consolidated Statements of Income and Comprehensive Income.

Pension Accounting

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. As of July 31, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and in accordance therewith reflected the underfunded status of the plan in its balance sheet at such date. Prospectively, the Company adjusted the liability to reflect the current funded status of the plan. Any gains or losses that arose during the period but are not recognized as components of net periodic benefit cost was recognized as a component of other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $516 of unrecognized actuarial losses which arose during the period ending July 31,

2009 and a corresponding increase in the defined benefit pension plan liability at July 31, 2009. Such unrecognized losses, net of deferred taxes of $207 were debited to other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $642 of unrecognized actuarial losses which arose during the period ending July 31, 2008 and a corresponding increase in the defined benefit pension plan liability at July 31, 2008. Such unrecognized losses, net of deferred taxes of $257 were debited to other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $646 of unrecognized actuarial losses which arose during the period ended July 31, 2007 and a corresponding increase in the defined benefit pension plan liability at July 31, 2007. Such unrecognized losses, net of deferred taxes of $258 were debited to other comprehensive income. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of income for the period ended July 31, 2007.

For the year ended July 31, 2009 and 2008, benefits accrued and expensed were $324 and $344, respectively. The vested benefit obligation and accumulated benefit obligation were $2,836 and $2,955, respectively, at July 31, 2009 and $2,474 and $2,729, respectively, at July 31, 2008. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $2,709 and $2,238 at July 31, 2009 and 2008, respectively. For further discussion, see Note 9 to the Consolidated Financial Statements.

New Accounting Pronouncements

The Company adopted FASB SFAS No. 157, *Fair Value Measurements*, as of August 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this statement establishes a fair value hierarchy that distinguishes between the market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial position, cash flows or results of operations.

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* This statement is intended to enhance the current disclosure framework in SFAS No. 133. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this statement as of February 1, 2009 did not have a material effect on the Company's financial position, cash flows or results of operations.

In May 2009, FASB issued SFAS No. 165, *Subsequent Events.* This statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement should be applied to the accounting for and disclosure of subsequent events. This statement does not apply to subsequent events or transactions that are within the scope of other applicable generally accepted accounting principles (GAAP) that provide different guidance on the accounting treatment for subsequent events or transactions. This statement would apply to both interim financial statements and annual financial statements. The adoption of this statement as of June 15, 2009 did not have a material effect on the Company's financial position, cash flows or results of operations.

In June 2009, FASB issued SFAS No. 168, *The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162.* This statement will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of this statement as of September 15, 2009 is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks primarily from changes in interest rates. The Company does not engage in financial transactions for trading or speculative purposes.

As disclosed under **"Liquidity and Capital Resources"**, the Company and its subsidiaries have a $40 million revolving loan facility and a $4.7 million term loan facility with FNB. The interest rate of the Term Note is fixed at 7.35% per annum except in the event of default. As of July 31, 2009, the Company had $3.4 million outstanding on the Term Note. The interest rate of the Revolving Note fluctuates and is paid at a variable rate, reset monthly, equal to the LIBOR Rate as determined by FNB plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 to 1.00 or (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00, except in the event of default. As of July 31, 2009, the variable interest rate at which the Revolving Note accrued interest was 1.81% and the Company had approximately $20.3 million outstanding thereunder.

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows to interest rate fluctuations, the Company entered into an interest rate swap agreement for a portion of its floating rate debt. The agreement provides for the Company to receive interest from the counterparty at LIBOR and to pay interest to the counterparty at fixed rate of 3.09% on notional amounts of $10 million at July 31, 2009. As a result of the interest rate swap, the Company is paying effective interest rate of 4.59% for borrowings up to $10 million for the period ending July 31, 2009. Under the agreement, the Company pays or receives the net interest monthly, with the monthly settlements included in interest expense.

The interest payable on the Company's revolving line of credit is based on variable interest rates and is therefore affected by changes in the market interest rates. If interest rates on variable debt rose .20 percentage points (a 10% change from the interest rate as of July 31, 2009), assuming no change in the Company's outstanding balance under the line of credit (approximately $20.3 million as of July 31, 2009), the Company's annualized income before taxes and cash flows from operating activities would decline by approximately $36 thousand.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On May 18, 2007, the Company's Audit Committee recommended to the Board of Directors the dismissal of Quick and McFarlin upon its completion of the audit and the filing of the Form 10-K for the fiscal year ending July 31, 2007 and the retention of BKD LLP ("BKD") as the Company's independent accountant for the fiscal year ending July 31, 2008. The Board of Directors approved the Audit Committee's recommendations, subject to acceptance by BKD of its engagement.

For the fiscal years ended July 31, 2006 and 2007, Quick & McFarlin's reports on such financial statements did not contain any adverse or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting policies. There were no disagreements with Quick & McFarlin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Quick & McFarlin, would have caused Quick & McFarlin to make reference to the subject matter of the disagreement in connection with its report, and there were no reportable events as described Item 304(a)(1)(v) of Regulation S-K.

The Company previously disclosed its change in accountants on a Current Report on Form 8-K dated May 18, 2007, and filed on May 24, 2007 with the SEC and an amendment to the Form 8-K filed on July 31, 2007.

ITEM 9A. CONTROLS AND PROCEDURES

The following report shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the registrant specifically states that the report is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act:

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement or annual or interim financial statements would not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2009. This assessment is based on the criteria for effective internal control described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting was not effective as of July 31, 2009. The Company identified a material weakness relating to controls over physical inventory after the Company failed to locate a pallet of inventory valued at approximately $232,000.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's Report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only Management's Report in this annual report.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Section 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer as of the end of the period covered by this annual report. Based on that evaluation and the material weakness described above, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to Company management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding disclosures, and (ii) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Under the direction of the Chief Executive Officer and Chief Financial Officer, the Company evaluated its disclosure controls and procedures, identified a material weakness relating to the controls over physical inventory, and, accordingly, does not believe that its disclosure controls and procedures were effective at July 31, 2009.

The Company intends to continue to monitor its disclosure controls and procedures, and if further improvements or enhancements are identified, the Company will take steps to implement such improvements or enhancements. It should be noted that the design of any system of controls is based upon certain assumptions about the likelihood of future events, and there can be no assurance that such design will succeed in achieving its stated objective under all potential future conditions, regardless of how remote. However, the Company's Chief Executive Officer and the Company's Chief Financial Officer believe the Company's disclosure controls and procedures provide reasonable assurance that the disclosure controls and procedures are effective.

Changes in Internal Controls

Except for the material weakness described above, during the quarter ended July 31, 2009, there were no significant changes in our internal control over financial reporting that have materially affected or that are reasonably likely to affect the Company's internal control over financial reporting.

Subsequent to July 31, 2009, the Company took the following actions to remediate the material weakness relating to the controls over physical inventory:

1. Enhanced physical inventory count procedures to ensure more accurate counts and that controls are operating effectively;

2. Implemented an additional cycle account for high dollar products, including daily counts of products in the event of inventory discrepancies; and

3. Educated management and employees on multi-product packaging.

Management continues to engage in substantial efforts to remediate the material weakness noted above. These remedial actions are intended to address the identified material weakness and enhance the Company's overall internal control over financial reporting. The Company anticipates full remediation of the material weakness relating to the controls over physical inventory prior to the end of the second fiscal quarter.

Limitations on the Effectiveness of Controls

The Company has confidence in its internal controls and procedures. Nevertheless, the Company's management (including the Chief Executive Officer and Chief Financial Officer) believes that a control system, no matter how well designed and operated can provide only reasonable assurance and cannot provide absolute assurance that the objectives of the internal control system are met, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all internal control systems, no evaluation of controls can provide absolute assurance that all control issuers and instances of fraud, if any, within the Company have been detected.

assurance that the objectives of the internal control system are met, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all internal control systems, no evaluation of controls can provide absolute assurance that all control issuers and instances of fraud, if any, within the Company have been detected.

ITEM 9B. OTHER INFORMATION

The Registrant is not aware of any information required to be disclosed in a report on Form 8-K during the fourth quarter ended July 31, 2009.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference in this Annual Report is the information required by this Item 10 contained in the sections entitled "Proposal 1: Election of Directors," "Information About Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A with the SEC within 120 days after July 31, 2009.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference in this Annual Report is the information required by this Item 11 contained in the section entitled "Management – Executive Compensation" of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A with the SEC within 120 days after July 31, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Incorporated by reference in this Annual Report is the information required by this Item 12 contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A with the SEC within 120 days after July 31, 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated by reference in this Annual Report is the information required by this Item 13 contained in the section entitled the "Certain Relationships and Related Transactions" of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A with the SEC within 120 days after July 31, 2009.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference in this Annual Report is the information required by this Item 14 contained in the section entitled the "Relationship with Independent Public Accountants – Principal Accounting Fees and Services" of the Company's definitive proxy statement, to be filed pursuant to Regulation 14A with the SEC within 120 days after July 31, 2009.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1) Consolidated Financial Statements: See Index to Consolidated Financial Statements at item 8 on page 29 of this report.

2) Financial Statement Schedule: Schedule II – Consolidated Valuation and Qualifying Accounts.

3) Exhibits are incorporated herein by reference or are filed with this report as set forth in the Index to Exhibits on pages II-1 through II-2 hereof.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
SCHEDULE II-CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for doubtful accounts (in thousands)				
Year ended July 31, 2009	$501	$521	$717	$305
Year ended July 31, 2008	515	190	204	501
Year ended July 31, 2007	569	(13)	41	515
Year ended July 31, 2006	970	76	477	569
Year ended July 31, 2005	821	656	507	970
Allowance for obsolete inventory (in thousands)				
Year ended July 31, 2009	$182	$291	$346	$127
Year ended July 31, 2008	127	55	—	182
Year ended July 31, 2007	63	64	—	127
Year ended July 31, 2006	152	—	89	63
Year ended July 31, 2005	129	23	—	152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders

Professional Veterinary Products, Ltd.

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. ("the Company") as of July 31, 2009 and 2008, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders' equity and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. as of July 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12, in 2009 the Company changed its method of accounting for fair value measurements in accordance with statement of Financial Accounting Standards No. 157.

BKD LLP
Omaha, Nebraska
October 29, 2009

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Professional Veterinary Products, Ltd.
Omaha, Nebraska

We have audited the accompanying consolidated statements of income and comprehensive income, stockholders' equity, and cash flows of Professional Veterinary Products, Ltd. and subsidiaries (the Company) for the year ended July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Professional Veterinary Products, Ltd. and subsidiaries for the year ended July 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Quick & McFarlin, P.C.
Omaha, Nebraska
October 17, 2007

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED BALANCE SHEETS
July 31, 2009 and 2008
(in thousands, except share data)

	July 31, 2009	July 31, 2008
ASSETS		
CURRENT ASSETS		
Cash	$ 1,408	$ 1,985
Accounts receivable, net of allowance: 2009 - $305, 2008 - $501	24,227	27,782
Accounts receivable, related parties	348	663
Inventory	37,107	35,906
Deferred tax asset	952	599
Other current assets	3,518	1,271
Total current assets	67,560	68,206
NET PROPERTY AND EQUIPMENT	8,718	10,200
OTHER ASSETS		
Intangible assets, less accumulated amortization, $10 and $7, respectively	30	33
Investment in unconsolidated affiliates	144	144
Cash value of life insurance	2,826	2,351
Deferred tax asset	446	257
Other assets	9	3
Total other assets	3,455	2,788
TOTAL ASSETS	$ 79,733	$ 81,194
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Note payable, bank	$ 20,287	$ 12,860
Current portion of long-term debt	400	371
Current portion of accrued retirement benefits	243	115
Accounts payable	29,043	32,801
Accounts payable, related parties	845	738
Interest rate swap	111	—
Other current liabilities	3,656	4,093
Total current liabilities	54,585	50,978
LONG-TERM LIABILITIES		
Long-term debt	3,370	3,767
Accrued retirement benefits	2,811	2,853
Total long-term liabilities	6,181	6,620
TOTAL LIABILITIES	60,766	57,598
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized 30,000 shares; issued and outstanding 2009 - 1,948 shares, 2008 - 2,037 shares	2	2
Additional paid-in capital	5,779	6,044
Retained earnings	13,562	17,935
Accumulated other comprehensive loss	(376)	(385)
Total stockholders' equity	18,967	23,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 79,733	$ 81,194

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
Years Ended July 31, 2009, 2008 and 2007
(in thousands)

	July 31, 2009	July 31, 2008	July 31, 2007
NET SALES AND OTHER REVENUE	$ 299,729	$339,838	$ 342,699
COST OF SALES	266,334	295,596	301,122
Gross profit	33,395	44,242	41,577
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	39,804	40,434	36,077
OPERATING INCOME (LOSS)	(6,409)	3,808	5,500
OTHER INCOME (EXPENSE)			
Interest income	360	318	260
Interest expense	(1,095)	(1,379)	(1,936)
Equity in earnings of unconsolidated affiliate	—	53	116
Loss on the sale of unconsolidated affiliate	—	(571)	—
Other	—	(1)	(81)
Other expense — net	(735)	(1,578)	(1,641)
INCOME (LOSS) BEFORE INCOME TAXES	(7,144)	2,230	3,859
PROVISION FOR INCOME TAXES	(2,771)	802	1,475
NET INCOME (LOSS)	(4,373)	1,428	2,384
EARNINGS (LOSS) PER COMMON SHARE	$(2,201.91)	$ 697.92	$1,169.27
Weighted average common shares outstanding	1,986	2,046	2,039
OTHER COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ (4,373)	$ 1,428	$ 2,384
Other comprehensive income (loss):			
Adjustment for net periodic pension cost, net of taxes	76	3	(388)
Adjustment for mark- to-market value of swap, net of taxes	(67)	—	—
COMPREHENSIVE INCOME (LOSS)	$ (4,364)	$ 1,431	$ 1,996
SUPPLEMENTAL INFORMATION			
Net sales and other revenue — related parties	$ 4,360	$ 37,209	$ 43,583
Purchases — related parties	$ 12,068	$ 13,752	$ 13,728

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended July 31, 2009, 2008 and 2007
(in thousands)

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
BALANCE AT AUGUST 1, 2006	2,042	$ 2	$ 6,039	$ 0	$14,123	$20,164
Issuance of stock	56	—	168	—	—	168
Redemption of stock	(30)	—	(90)	—	—	(90)
Net change in accounts receivable, stock	—	—	(5)	—	—	(5)
Adjustment to initially apply FASB Statement No. 158	—	—	—	(388)	—	(388)
Net income	—	—	—	—	2,384	2,384
BALANCE AT JULY 31, 2007	2,068	2	6,112	(388)	16,507	22,233
Issuance of stock	7	—	21	—	—	21
Redemption of stock	(38)	—	(114)	—	—	(114)
Net change in accounts receivable, stock	—	—	25	—	—	25
Change in unrecognized pension cost	—	—	—	3	—	3
Net income	—	—	—	—	1,428	1,428
BALANCE AT JULY 31, 2008	2,037	2	6,044	(385)	17,935	23,596
Issuance of stock	—	—	—	—	—	—
Redemption of stock	(89)	—	(265)	—	—	(265)
Net change in accounts receivable, stock	—	—	—	—	—	—
Change in unrecognized pension cost	—	—	—	76	—	76
Change in mark-to-market interest rate swap	—	—	—	(67)		(67)
Net income (loss)	—	—	—	—	(4,373)	(4,373)
BALANCE AT JULY 31, 2009	1,948	2	5,779	(376)	13,562	18,967

See Notes to Consolidated Financial Statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2009, 2008 and 2007
(in thousands)

	July 31, 2009	July 31, 2008	July 31, 2007
OPERATING ACTIVITIES			
Net income (loss)	$ (4,373)	$ 1,428	$ 2,384
Items not requiring (providing) cash			
Depreciation and amortization	1,829	1,702	1,427
(Gain) loss on sale of property	51	(1)	81
Retirement benefits	212	342	602
Deferred income tax	(548)	(181)	(573)
Allowance for doubtful accounts	(196)	(14)	(55)
Allowance for obsolete inventory	(55)	55	64
Equity in income from affiliate	—	(53)	(116)
Loss on the sale of unconsolidated affiliate	—	571	—
Changes in:			
Receivables	4,066	200	(7,053)
Inventory	(1,146)	7,122	(7,387)
Other current assets	(2,247)	(716)	1,066
Other assets	(6)	(1)	(37)
Accounts payable	(3,651)	(8,567)	3,310
Other current liabilities	(437)	(703)	1,537
Total adjustments	(2128)	(244)	(7,134)
Net cash provided by (used in) operating activities	(6,501)	1,184	(4,750)
INVESTING ACTIVITIES			
Purchase of property and equipment	(505)	(1,726)	(1,550)
Proceeds from sale of assets	110	1	2
Proceeds from the sale of unconsolidated affiliate	—	1,400	—
Purchase of investments	—	(9)	(30)
Cash value of life insurance	(475)	(466)	(418)
Sale of investments	—	40	—
Net cash used in investing activities	(870)	(760)	(1,996)
FINANCING ACTIVITIES			
Net borrowings under line-of-credit agreement	7,427	914	5,843
Proceeds from long-term debt	—	—	4,666
Payments of long-term debt and capital lease obligation	(368)	(396)	(5,246)
Proceeds from issuance of common stock	—	46	163
Payments from redemption of common stock	(265)	(114)	(90)
Net cash provided by financing activities	6,794	450	5,336
Increase (Decrease) in Cash	(577)	874	(1,410)
Cash at beginning of year	1,985	1,111	2,521
Cash at end of year	$ 1,408	$ 1,985	$ 1,111
Supplemental cash flows information:			
Non-cash periodic pension cost, net of taxes	$ 76	$ —	$ —
Non-cash unrealized loss on interest rate swap, net of taxes	$ (67)	$ —	$ —
Interest paid	$ 1,112	$ 1,451	$ 1,880
Income taxes paid (refunded)	$ (168)	$ 1,967	$ 935

See Notes to Consolidated Financial Statements.

(in thousands, except per share data)

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations — Professional Veterinary Products, Ltd. (the Company), a Nebraska corporation, is a wholesale distributor of animal health related pharmaceuticals and other veterinary related items. Founded in 1982 and headquartered in Omaha, Nebraska, the Company provides products and other services primarily to its shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Exact Logistics, LLC ("Exact Logistics") and ProConn, LLC ("ProConn"). All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition — The Company derives its revenue primarily from the sale of products and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition." Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is pervasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Cash — The Company's cash funds are located in financial institutions in the United States. Effective October 3, 2008 the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. Deposits in these bank accounts may, at times, exceed the $250,000 federally insured limit. At July 31, 2009, the Company's cash accounts exceeded federally insured limits by approximately $1.2 million.

Accounts Receivable — Accounts receivable arise in the normal course of business and are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Accounts that are unpaid after the due date bear interest at 1% per month. Accounts past due more than 120 days are considered delinquent. Interest continues to accrue on delinquent accounts until the account is past due more than one year, at which time interest accrual ceases and does not resume until the account is no longer classified as delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Inventory — Inventories consist substantially of finished goods held for resale and are stated at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method. The reserve for inventory obsolescence was $127 and $182 for 2009 and 2008, respectively.

(in thousands, except per share data)

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Property and Equipment — Property and equipment are stated at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Buildings	40 years
Furniture, fixtures and equipment	7 years
Computer equipment	5 years
Software	3-5 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method. Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Capitalized Leases — Property under capital leases is amortized over the lives of the respective leases. Amortization of capital leases is included in depreciation expense.

Other Intangible Assets — Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. The original trademark subject to amortization was $5. Accumulated amortization was $1 for 2009 and 2008. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. The original loan origination fee subject to amortization was $36. Accumulated amortization was $10 and $6 for July 31, 2009 and 2008, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $4, $4, and $8 for the years ended July 31, 2009, 2008, and 2007, respectively, is included in interest expense on the Consolidated Statements of Income and Comprehensive Income. The estimated aggregate amortization expense for the seven succeeding fiscal years is $26.

(in thousands, except per share data)

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes — Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Direct Shipping and Handling Costs — Freight and other direct shipping costs are included in "Cost of sales" on the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). Direct handling costs are reflected in "Operating, general and administrative expenses." Such costs represent direct compensation costs of employees who store, move and prepare products for shipment to the Company's customers. Direct handling costs were $4,166, $4,519, and $4,681 for 2009, 2008, and 2007 respectively.

Subsequent Events — Subsequent events have been evaluated through October 29, 2009 which is the date the financial statements were issued.

Fair Value of Financial Instruments — The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, short-term borrowings and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.

Major Customer, Major Suppliers and Credit Concentrations — Other financial assets and liabilities, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. Two vendors comprised 52.2% of all purchases for the year ended July 31, 2009. Two vendors comprised 48.3% and 48.2% of all purchases for the years ended July 31, 2008 and 2007, respectively.

Common Stock — On May 26, 2006, the Company's Board of Directors adopted an amendment to the Company's Bylaws. Prior to the amendment, Article II (Stock); Section 5 (Share Redemption) of the Bylaws allowed each shareholder the right to have his, her or its share of common stock redeemed by the Company for the price paid by the shareholder for such share. The amendment granted the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares. Based on this amendment, management concluded that the Company no longer is required to classify its stock as redeemable and mandatorily redeemable.

(in thousands, except per share data)

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Earnings (Loss) Per Share — Earnings (Loss) per share have been computed based on the weighted-average common shares outstanding during each year. There are no securities that are convertible to common stock that would cause further dilution.

Taxes Collected from Customers and Remitted to Governmental Authorities — Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of income (loss) and comprehensive income (loss) on a net basis. The amount of taxes presented on a net basis in the accompanying financial statements was $3.9 million and $3.2 million for the years ended July 31, 2009 and 2008, respectively.

Recent Accounting Pronouncements — The Company adopted FASB SFAS No. 157, *Fair Value Measurements*, as of August 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, this statement establishes a fair value hierarchy that distinguishes between the market participant assumptions developed based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances. This statement was effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial position, cash flows or results of operations.

In March 2008, FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*. This statement is intended to enhance the current disclosure framework in SFAS No. 133. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. This statement was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This statement does not require comparative disclosures for earlier periods at initial adoption. The adoption of this statement as of February 1, 2009 did not have a material effect on the Company's financial position, cash flows or results of operations.

In May 2009, FASB issued SFAS No. 165, *Subsequent Events*. This statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement should be applied to the accounting for and disclosure of subsequent events. This statement does not apply to subsequent events or transactions that are within the scope of other applicable generally accepted accounting principles (GAAP) that provide different guidance on the accounting treatment for subsequent events or transactions. This statement applies to both interim financial statements and annual financial statements. The adoption of this statement as of June 15, 2009 did not have a material effect on the Company's financial position, cash flows or results of operations.

In June 2009, FASB issued SFAS No. 168, *The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162*. This statement will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of this statement as of September 15, 2009 is not expected to have a material effect on the Company's financial position, cash flows or results of operations.

(in thousands, except per share data)

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Reclassifications — Certain prior year amounts have been reclassified to conform to the July 31, 2009 presentation. Such reclassifications had no impact on results of operations or stockholders' equity.

NOTE 2 — REBATES:

At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable as follows:

	2009	2008
Accounts receivable, net of allowance	$ 25,225	$ 28,445
Less — rebates	650	—
Accounts receivable, net	$ 24,575	$ 28,445

Net sales and other revenue reported on the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) were reduced by rebates as follows:

	2009	2008	2007
Gross sales and other revenues	$300,379	$339,838	$345,699
Less — rebates	650	—	3,000
Net sales and other revenue	$299,729	$339,838	$342,699

NOTE 3 — PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following:

	2009	2008
Land	$ 1,762	$ 1,762
Buildings	5,217	5,217
Leasehold improvements	606	636
Equipment	11,140	10,982
	18,725	18,597
Less — accumulated depreciation	10,196	8,698
	8,529	9,899
Construction in progress	189	301
Net property, plant, and equipment	$ 8,718	$ 10,200

NOTE 4 — INVESTMENT IN UNCONSOLIDATED AFFILIATES:

The Company holds a 5% interest in Agri-Laboratories, Ltd., which is carried at cost.

The amounts presented on the balance sheet consisted of:

	2009	2008
Investment in Agri-Laboratories, Ltd. (cost method)	144	144
	$ 144	$ 144

(in thousands, except per share data)

NOTE 5 — COMMON STOCK:

On May 26, 2006, the Company's Board of Directors adopted an amendment to the Company's Bylaws. Prior to the amendment, Article II (Stock); Section 5 (Share Redemption) of the Bylaws allowed each shareholder the right to have his, her or its share of common stock redeemed by the Company for the price paid by the shareholder for such share. The amendment granted the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares.

NOTE 6 — INCOME TAXES:

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local U.S. income tax examination by tax authorities for years before 2006.

Significant components of income tax expense are as follows:

	2009	2008	2007
Current			
Federal	$ (2,268)	$ 850	$ 1,561
State	45	133	229
	(2,223)	983	1,790
Deferred			
Federal	(157)	(154)	(268)
State	(391)	(27)	(47)
	(548)	(181)	(315)
Total	$ (2,771)	$ 802	$ 1,475

A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

	2009	2008	2007
Expected tax at U.S. statutory rate	$ (2,429)	$ 758	$ 1,340
State taxes, net of federal effect	(363)	65	96
Other, net	21	(21)	39
	$ (2,771)	$ 802	$ 1,475

(in thousands, except per share data)

NOTE 6 — INCOME TAXES (continued):

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

	2009	2008
Current deferred tax asset (liability):		
Uniform capitalization	$ 330	$ 326
Interest rate swap	44	—
Allowance for doubtful accounts	122	200
Legal fees	40	—
Net operating loss carryforward	365	—
Inventory valuation	51	73
	$ 952	$ 599
Noncurrent deferred tax asset (liability):		
Excess of tax over book depreciation	$ (833)	$ (994)
Amortization	18	24
Deferred compensation	1,221	1,187
Capital loss in SERVCO	40	40
	$ 446	$ 257

The Company has unused operating loss carryforwards for state income tax purposes specifically allowable to various states aggregating approximately $5,300, which expire between 2014 and 2029.

NOTE 7 — NOTE PAYABLE AND LONG-TERM DEBT:

At July 31, long-term debt is summarized as follows:

	2009	2008
Note payable, maturing in 2016, secured by certain assets, 7.35% interest	3,770	4,138
	3,770	4,138
Less — current portion	400	371
	$ 3,370	$ 3,767

(in thousands, except per share data)

NOTE 7 — NOTE PAYABLE AND LONG-TERM DEBT (continued):

The aggregate schedule of maturities of long-term debt subsequent to July 31, 2009 are as follows:

2010	$ 400
2011	433
2012	465
2013	501
2014	539
Thereafter	1,432
	$ 3,770

In November 2006, the Company and its subsidiaries executed a Loan Agreement and related loan documents (collectively "Loan Documents") with First National Bank of Omaha (FNB). See Note 10 for additional details of this agreement. The FNB term note is amortized over a ten year period with a final maturity date of December 2016. The interest rate is fixed at 7.35% and the terms include monthly installments of $55 beginning January 2007. As of July 31, 2009, the Company had $3,770 outstanding on the term note.

In November 2006, the Company and its subsidiaries executed a revolving line of credit agreement with FNB. See Note 10 for additional details of this agreement. The revolving line of credit at FNB provides for borrowings up to $40,000 ($37,500 beginning August 21, 2009) and is scheduled to expire in December 2009. The amount outstanding under this credit facility was $20,287 and $12,860 at July 31, 2009 and 2008, respectively. Under the current credit agreement, interest is payable at 1.25% or 1.50% over the London InterBank Offered Rate (LIBOR), depending on the Company's cash flow leverage ratios.

These debt and credit agreements contain certain covenants related to financial ratios as well as restricting the Company from paying dividends. At July 30, 2009, the Company received a waiver of non-compliance of certain loan covenants.

NOTE 8 — RELATED PARTY TRANSACTIONS:

In the normal course of business the Company sells to its affiliate, board of directors and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand from the following as of July 31:

	2009	2008
Board of Directors	319	649
Officer and employees	29	14
	$ 348	$ 663

Net sales on the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) include sales to related parties as follows:

	2009	2008	2007
Affiliate (SERVCO)	$ —	$ 32,452	$ 39,062
Board of Directors	4,284	4,676	4,457
Officer and employees	76	81	64
	$ 4,360	$ 37,209	$ 43,583

(in thousands, except per share data)

NOTE 8 — RELATED PARTY TRANSACTIONS (continued):

Accounts payable, related parties on the balance sheet include amounts payable on demand as of July 31 from the following:

	2009	2008
Jelecos	175	154
Agri-Laboratories	670	584
	$ 845	$ 738

Purchases from Agri-Laboratories were $9,412, $12,072 and $13,728 for 2009, 2008 and 2007, respectively. Purchases from Jelecos were $1,936 and $1,680 for 2009 and 2008, respectively. Purchases from Revenue Analytics were $720 for 2009.

NOTE 9 — PROFIT-SHARING, 401(k) AND RETIREMENT PLAN:

The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company's policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $0, $107 and $349 for 2009, 2008 and 2007, respectively.

The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to match a maximum allowable 100% employee contribution with a 3% contribution. The total provision to the plan was $295, $334 and $306 for 2009, 2008 and 2007, respectively.

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. As of July 31, 2007, the Company adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and in accordance therewith reflected the underfunded status of the plan in its balance sheet at such date. Prospectively, the Company adjusted the liability to reflect the current funded status of the plan. Any gains or losses that arose during the period but are not recognized as components of net periodic benefit cost was recognized as a component of other comprehensive income. The adoption of SFAS No. 158 resulted in the recognition of $646 of unrecognized actuarial losses which arose during the period ended July 31, 2007 and a corresponding increase in the defined benefit pension plan liability at July 31, 2007. Such unrecognized losses, less deferred taxes of $258 were debited to other comprehensive income. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of income for the period ended July 31, 2007.

For the years ended July 31, 2009 and 2008, benefits accrued and expensed were $324 and $344, respectively. The vested benefit obligation and accumulated benefit obligation were $2,836 and $2,955, respectively, at July 31, 2009 and $2,474 and $2,729, respectively, at July 31, 2008. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $2,709 and $2,238 at July 31, 2009 and 2008, respectively.

(in thousands, except per share data)

NOTE 9 — PROFIT-SHARING, 401(k) AND RETIREMENT PLAN (continued):

The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of July 31 for the Company's SERP:

	2009	2008
Change in Benefit Obligation:		
Projected benefit obligation — July 31	$ 2,968	$ 2,628
Service cost	97	138
Interest cost	186	164
Actuarial (gain)/loss	(85)	38
Benefits paid	(112)	—
Plan Amendments	—	—
Projected benefit obligation — July 31	$ 3,054	$ 2,968
Fair Value of Plan Assets — July 31	$ —	$ —
Funded Status:		
Funded status	$ (3,054)	$ (2,968)
Unrecognized actuarial loss	—	—
Unrecognized prior service cost	—	—
Net amount recognized as accrued retirement benefits	$ (3,054)	$ (2,968)
Current liability	$ (243)	$ (115)
Noncurrent liability	(2,811)	(2,853)
	$ (3,054)	$ (2,968)

As of July 31, 2009 and 2008, the following were recognized as components of other comprehensive income not yet recognized as components of net periodic benefit costs:

	July 31, 2009	July 31, 2008
Unrecognized prior service cost	$ (240)	$ (275)
Unrecognized actuarial losses	$ (276)	$ (367)
Deferred taxes	207	257
Recognized in other comprehensive income (loss), net of tax	$ (309)	$ (385)

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is $35 and $7, respectively.

(in thousands, except per share data)

NOTE 9 — PROFIT-SHARING AND 401(k) RETIREMENT PLAN (continued):

Net periodic benefit costs for the Company's SERP for the years ended July 31 included the following components:

	2009	2008	2007
Service cost	$ 97	$ 138	$ 144
Interest cost	186	164	149
Amortization of prior losses	7	7	12
Amortization of unrecognized prior service costs	34	35	38
Net periodic cost	$ 324	$ 344	$ 343

The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations and net benefit cost were 5.50% and 6.25%, respectively, at July 31, 2009 and 6.25% and 4.00%, respectively, at July 31, 2008 and 2007. The measurement date of the SERP is equal to the Company's fiscal year end date of July 31.

The net benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five fiscal years are $243, $243, $243, $243, and $243 for fiscal years ending July 31, 2010, 2011, 2012, 2013, and 2014, respectively. The aggregate amount expected to be paid for the five fiscal years thereafter is $1,212.

NOTE 10 — COMMITMENTS AND CONTINGENT LIABILITIES:

Operating Leases — The Company has operating leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2013.

(in thousands, except per share data)

NOTE 10 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at July 31, 2009 are as follows:

	Operating
2010	$ 1,047
2011	406
2012	251
2013	126
Thereafter	51
Total minimum payments	$ 1,881

Lease expense was $1,095, $900 and $1,065 for the years ended July 31, 2009, 2008 and 2007, respectively.

Stock Redemption — The Bylaws grant the Company discretion to repurchase or not to repurchase shares of common stock at the time of the shareholder's request for redemption. The Company may, but no longer has any obligation to, repurchase such shares. See Note 5 for additional information.

Other — The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations, if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

Agreements — In November 2006, the Company and its subsidiaries executed a Loan Agreement and related loan documents (collectively "Loan Documents") with First National Bank of Omaha (FNB). The obligations of the Company and its subsidiaries under the Loan Documents are joint and several. Pursuant to the terms of the Loan Documents, FNB may loan to the Company and its subsidiaries up to $44,700, which includes a $40,000 ($37,500 beginning August 21, 2009) revolving loan facility and a $4,700 term loan facility.

The Term Note is amortized over a ten year period with a final maturity date of December 1, 2016. The interest rate is fixed at 7.35% per annum. Upon an event of default, the Term Note shall bear interest at the LIBOR Rate as determined by FNB plus 7.50% per annum. This Term Note may not be prepaid without obtaining the consent of FNB and payment of the prepayment fee as calculated therein. Installments of principal and interest in the amount of $55 are due on the first day of each month until and including November 1, 2016. On December 1, 2016, all unpaid principal and interest thereon shall be due and payable. As of July 31, 2009, the Company had $3,800 outstanding on the Term Note.

FNB shall provide advances to the Company from the Revolving Note in the maximum aggregate amount of $40,000 ($37,500 beginning August 21, 2009), which advances will be used as needed by the Company for working capital, through the termination date of December 1, 2009. Interest shall be paid at a variable rate, reset monthly equal to the LIBOR as determined by FNB plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 to 1.00 or (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00.

The Loan Agreement imposes certain financial covenants, and the Company shall not, without the consent of FNB, permit its minimum tangible net worth to be less than $17,000 or its cash flow leverage ratio to be equal to or greater than 3.50 to 1.00. The loans may be accelerated upon default. Event of default provisions include, among other things, the Company's failure to (i) pay amounts when due and to (ii) perform any material condition or comply with any material promise or covenant of the Loan Documents. The Revolving Note and Term Note are secured by substantially all of the assets of the Company and its subsidiaries, including the Company's headquarters in Omaha. The Company is also restricted from paying dividends by these credit facilities.

On November 19, 2008, the Company and FNB amended the Loan Agreement to allow the Company to enter into interest rate swap transactions from time-to-time. Pursuant to that amendment,

(in thousands, except per share data)

NOTE 10 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

interest shall be paid on the revolving note at a variable rate, reset monthly, equal to LIBOR Rate as determined by Lender plus (i) 1.25% per annum when the cash flow leverage ratio is less than or equal to 3.00 or 1.00 (ii) 1.50% per annum when the cash flow leverage ratio is more than 3.00 to 1.00. As a result of the interest rate swap, the Company is paying effective interest rate of 4.59% for borrowings up to $10,000 for the period ending July 31, 2009. Upon the event of default, the Revolving Note shall bear interest at the LIBOR as determined by FNB plus 7.50% per annum. As of July 31, 2009, the variable interest rate at which the Revolving Note accrued interest was 1.81%, and the Company had approximately $20,300 outstanding thereunder.

On August 21, 2009, the Company entered into Amendment No. 3 to the Loan Agreement with FNB dated November 14, 2006, as amended on September 17, 2007 and November 19, 2008. The Company has requested that certain terms and conditions of the Loan Agreement be amended to decrease the principal amount of the revolving credit facility provided by the Loan Agreement from $40,000 to $37,500. Whereas, the Company has requested that FNB loan up to $42,100 to the Company via a $37,500 revolving credit facility and a $4,700 term loan facility, the proceeds of this will be used to refinance existing indebtedness of the Company and to provide the Company with working capital support. The Company shall pay FNB a non-usage fee at the rate of .10% per annum of the unused portion of the $37,500 revolving loan. The non-usage fee shall be payable in arrears on each January 1, April 1, July 1, and October 1 and on the termination date.

On January 3, 2007, the Company entered into Amendment No. 3 to lease agreement with Kinsley Equities II Limited Partnership relating to its York, Pennsylvania property. The agreement extended the lease term from July 31, 2007 to July 31, 2010. The minimum lease payments are $454 and $450, for the fiscal years ended July 31, 2009 and 2010, respectively.

On May 18, 2007, the Company's Audit Committee recommended and the Board of Directors approved the dismissal of Quick & McFarlin upon its completion of the audit and the filing of the Form 10-K for the fiscal year ended July 31, 2007 and the retention of BKD, LLP ("BKD") as the Company's independent accountant beginning with the fiscal year ended July 31, 2008. Quick & McFarlin audited the Company's financial statements for each of the five fiscal years in the period ended July 31, 2006.

On September 17, 2007, the Company entered into Amendment No. 1 to the Loan Agreement dated November 14, 2006 with FNB. Hill's Pet Nutrition Sales, Inc. (Hill's) requested that the limitation on purchase money security interest liens under the Loan Agreement be amended to grant Hill's a purchase money security interest in all products that the Company acquires from Hill's including but not limited to Hill's Prescription Diet and Hill's Science Diet, together with all proceeds from the sale of such branded products.

On July 14, 2008, the Company entered into a Stock Purchase Agreement (Agreement) with American Animal Hospital Association (AAHA) and AAHA Services Corporation (SERVCO) pursuant to which the Company sold to AAHA all of its shares of common stock in SERVCO, which represented 20%

(in thousands, except per share data)

NOTE 10 — COMMITMENTS AND CONTINGENT LIABILITIES (continued):

of the total issued and outstanding shares of SERVCO for an aggregate purchase price of $1,400. Effective at closing, the Company was no longer entitled to elect a board member on SERVCO's Board of Directors, and Dr. Lionel Reilly, then the Company's Chief Executive Officer and President, resigned as a director of SERVCO. The Company also agreed to cooperative with AAHA and SERVCO to transition the logistics support previously provided by the Company. Both AAHA and SERVCO agreed not to attempt to retain or hire any employee of the Company for a one year period commencing on July 14, 2008.

On December 27, 2006, the Company and Jelecos entered into a statement of work agreement for consulting services. Jelecos provides the Company with strategic technology consulting services including, but not limited to, project analysis, staffing analysis, product and process evaluation, capacity analysis and overall infrastructure analysis as related to current and future business objectives. The estimated monthly recurring fee is approximately $144.

On March 21, 2008, the Company and Revenue Analytics entered into a statement of work agreement for consulting services through July 31, 2008. The Company partnered with Revenue Analytics to develop targeted pricing strategies, processes and monitoring capabilities at the customer segment level. The estimated monthly recurring fee was approximately $110 for four months. On May 27, 2009, the Company and Revenue Analytics entered into a third statement of work agreement for consulting services through May 31, 2010. The fees paid through July 31, 2009 are $720.

(in thousands, except per share data)

NOTE 11 — DERIVATIVE FINANCIAL INSTRUMENTS:

As a strategy to maintain acceptable levels of exposure to the risk of changes in future cash flows due to interest rate fluctuations, the Company entered into an interest rate swap agreement for a portion of its floating rate debt. Pursuant to the agreement, the Company receives interest from the counterparty at LIBOR and pays interest to the counterparty at a fixed rate of 3.09% on notional amounts of $10,000 at July 31, 2009. As a result of the interest rate swap, the Company is paying an effective interest rate of 4.59% for borrowings up to $10,000 for the period ending July 31, 2009. Under the agreement, the Company pays or receives the net interest monthly, with the monthly settlements included in interest expense.

Management has designated the interest rate swap agreement as a cash flow hedging instrument. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income. Gains and losses on the valuation of the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The table below presents certain information regarding the Company's interest rate swap agreement designated as a cash flow hedge. The Company did not have any derivative instruments at July 31, 2009 that were not designated as hedging instruments under FAS 133.

	July 31, 2009	July 31, 2008
Fair value of interest rate swap agreement	$(111)	$—
Balance sheet location of fair value amount	Current Liabilities	—
Loss recognized in other comprehensive income (effective portion-net of tax)	$ (67)	$—
Loss reclassified from accumulated other comprehensive income into income (effective portion)	$(162)	$—
Location of loss reclassified from accumulated other comprehensive income into income	Interest Expense	—
Gain or loss recognized in income (ineffective portion and amount excluded from effectiveness testing)	$ —	$—
Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	—	—

NOTE 12 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Effective August 1, 2008, the Company adopted SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 has been applied prospectively as of the beginning of the year.

NOTE 12 — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (continued):

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Interest Rate Swap Agreement

The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheet measured at fair value on a recurring basis and the level within the SFAS 157 fair value hierarchy in which the fair value measurements fall at July 31, 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreement	$(111)	$—	$(111)	$—

NOTE 13 — SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Current Economic Conditions — The current economic environment presents distributors with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments and other assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect the Company's results of operations in future periods. The current instability in the financial markets may make it difficult for certain of the Company's customers to obtain financing, which may significantly impact the volume of future sales which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values, allowances for accounts and notes receivable, net realizable value of inventory, realization of deferred tax assets and valuation of intangibles that could negatively impact the Company's ability to meet debt covenants or maintain sufficient liquidity.

NOTE 14 — SEGMENT INFORMATION:

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business-to-business type transactions. The Logistic Services segment distributes products primarily to other animal health companies. The Direct Customer Services segment acts as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in Note 1 to these consolidated financial statements. The Company evaluates performance based on profit or loss from operations before income taxes. The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Since the Company's reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

(in thousands, except per share data)

NOTE 14 — SEGMENT INFORMATION (continued):

The following table summarizes the Company's operations by business segment:

	Wholesale Distribution	Logistics Services	Direct Customer Services	Eliminations	Consolidated Total
For the year ended July 31, 2009					
Net sales and other revenue	$294,377	$ 284	$55,566	$(50,498)	$299,729
Cost of sales	268,275	240	50,733	(52,914)	266,334
Operating, general and administrative expenses	32,459	—	7,345	—	39,804
Operating income (loss)	(6,358)	44	(2,512)	2,417	(6,409)
Income before taxes	$ (7,143)	$ 44	$ (2,462)	$ 2,417	$ (7,144)
Business segment assets	$ 79,017	$ 395	$11,823	$(11,502)	$ 79,733
For the year ended July 31, 2008					
Net sales and other revenue	$338,376	$1,452	$63,532	$(63,522)	$339,838
Cost of sales	301,511	1,495	55,780	(63,190)	295,596
Operating, general and administrative expenses	33,045	—	7,389	—	40,434
Operating income	3,820	(43)	363	(332)	3,808
Income before taxes	$ 2,230	$ (43)	$ 375	$ (332)	$ 2,230
Business segment assets	$ 80,392	$ 351	$14,906	$(14,455)	$ 81,194
For the year ended July 31, 2007					
Net sales and other revenue	$338,535	$ 306	$57,085	$(53,227)	$342,699
Cost of sales	303,949	258	50,001	(53,086)	301,122
Operating, general and administrative expenses	29,106	—	6,971	—	36,077
Operating income	5,480	48	113	(141)	5,500
Income before taxes	$ 3,860	$ 48	$ 92	$ (141)	$ 3,859
Business segment assets	$ 87,297	$ 394	$13,075	$(12,522)	$ 88,244

PROFESSIONAL VETERINARY PRODUCTS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2009, 2008 and 2007
(in thousands, except per share data)

NOTE 15 — SELECTED QUARTERLY FINANCIAL DATA:

The following presents certain unaudited quarterly financial data and certain audited year-end financial data. The unaudited data reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

	Quarters ended				Year ended
	October 31, 2006	January 31, 2007	April 30, 2007	July 31, 2007	July 31, 2007
Revenues	$89,816	$87,478	$78,520	$86,885	$ 342,699
Gross profit	10,048	10,797	9,362	11,370	41,577
Operating income	992	1,300	684	2,524	5,500
Net income	419	468	85	1,412	2,384
Net income per common share	$205.18	$229.79	$ 41.78	$689.59	$1,169.27
Common shares Outstanding	2,043	2,036	2,030	2,048	2,039

	Quarters ended				Year ended
	October 31, 2007	January 31, 2008	April 30, 2008	July 31, 2008	July 31, 2008
Revenues	$89,601	$91,016	$82,683	$ 76,538	$339,838
Gross profit	9,564	12,895	11,003	10,780	44,242
Operating income	234	2,704	644	226	3,808
Net income (loss)	(34)	1,511	248	(297)	1,428
Net income (loss) per common share	$ (16.52)	$737.29	$121.87	$(145.73)	$ 697.92
Common shares outstanding	2,058	2,049	2,040	2,038	2,046

	Quarters ended				Year ended
	October 31, 2008	January 31, 2009	April 30, 2009	July 31, 2009	July 31, 2009
Revenues	$ 85,795	$64,727	$ 75,291	$ 73,916	$ 299,729
Gross profit	8,187	9,937	7,915	7,356	33,395
Operating income (loss)	(2,206)	12	(1,747)	(2,468)	(6,409)
Net income (loss)	(1,760)	(33)	(1,146)	(1,434)	(4,373)
Net income (loss) per common share	$(868.64)	$ (16.54)	$(581.43)	$(820.70)	$(2,196.65)
Common shares outstanding	2,026	1,995	1,971	1,952	1,948

(b) Exhibits

Regulation S-K Exhibit Number	Document
3.1	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products (1)
3.2	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd. (2)
3.3	Amendment to Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd. (3)
4.1	Certificate of Professional Veterinary Products, Ltd. (4)
4.2	Second Amended and Restated Articles of Incorporation of Professional Veterinary Products, Ltd. (1)
4.3	Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd. (2)
4.4	Amendment to Second Amended and Restated Bylaws of Professional Veterinary Products, Ltd. (3)
10.1	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation (4)*
10.2	Sales Agent Agreement between Professional Veterinary Products, Ltd. and Merial LLC (4)*
10.3	Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-Plough Animal Health Corporation (4)*
10.4	Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal Health (4)
10.5	Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services Corporation and American Animal Hospital Association (5)
10.6	Lease of building located in York, Pennsylvania between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership (6)
10.7	Supplemental Executive Retirement Plan (7)
10.8	Lease dated October 1, 2005 among Professional Veterinary Products, Ltd. and Steve Lewis and Mike Mimms (8)
10.9	Lease Agreement dated November 8, 2005 between Professional Veterinary Products, Ltd. and Independent Veterinary Group, LLC (8)
10.10	Supplemental Executive Retirement Plan (effective January 1, 2006) (9)
10.11	Commercial Lease Extension and Addendum between Professional Veterinary Products, Ltd, and The Independent Veterinary Group LLC and ACH BRO LLC (10)
10.12	Separation Agreement with Cheryl Miller (11)
10.13	Loan Agreement with First National Bank of Omaha dated November 14, 2006 (12)
10.14	Revolving Note dated November 14, 2006, to First National Bank of Omaha (12)
10.15	Term Note dated November 14, 2006, to First National Bank of Omaha (12)
10.16	Form of Security Agreement dated November 14, 2006, with First National Bank of Omaha (12)
10.17	Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated November 14, 2006, in favor of First National Bank of Omaha (12)
10.18	Assignment of Rents and Leases dated November 14, 2006, in favor of First National Bank of Omaha (12)
10.19	Amendment No. 1 to Lease Agreement between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership (13)
10.20	Amendment No. 2 to Lease Agreement between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership (13)

10.21	Amendment No. 3 to Lease Agreement between Professional Veterinary Products, Ltd. and Kinsley Equities II Limited Partnership (13)
10.22	Amendment No. 1 dated September 17, 2007 to the Loan Agreement with First National Bank of Omaha dated November 14, 2006 (14)
10.23	Stock Purchase Agreement among the Company, American Animal Hospital Association, and AAHA Services Corporation dated July 14, 2008 (15)
10.24	Amendment No. 2 dated November 19, 2008 to the Loan Agreement by and among Professional Veterinary Products, Ltd., its subsidiaries and First National Bank of Omaha (16)
10.25	2009 Livestock Products Distribution Agreement effective January 1, 2009 by and between Professional Veterinary Products, Ltd. and Pfizer Inc. (17)*
10.26	Amended and Restated Supplemental Executive Retirement Plan effective January 1, 2009 (17)

Regulation S-K Exhibit Number	Document
10.27	Consulting Agreement dated January 30, 2009 between Professional Veterinary Products, Ltd. and Reico, Inc. (17)
10.28	Employment Agreement effective February 1, 2009, between Professional Veterinary Products, Ltd. And Stephen J. Price (18)
10.29	Severance Agreement dated April 1, 2009 between Professional Veterinary Products, Ltd. and Neal Soderquist (18)
11	Statement re Computation of Per Share Earnings (#)
12	Computation of Ratio of Earnings to Fixed Charges (#)
21	List of Subsidiaries (19)
31.1(A)	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Company's CEO (#)
31.1(B)	Certification pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Company's CFO (#)
32	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by the Company's CEO and CFO (#)

The following footnotes indicate a document previously filed as an exhibit to and incorporated by reference from the following:

---

(1) Form 10-Q Quarterly Report for the period ended January 31, 2005 filed March 17, 2005.

(2) Form 8-K Current Report dated March 7, 2005 and filed March 11, 2005.

(3) Form 8-K Current Report dated May 26, 2006 and filed June 2, 2006.

(4) Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999.

(5) Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.

(6) Form 10-K for the fiscal year ended July 31, 2002 filed on October 29, 2002.

(7) Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-72962 filed on August 29, 2003.

(8) Post-Effective Amendment No. 2 to the Form S-1 Registration Statement No. 333-120426 filed on December 13, 2005.

(9) Form 8-K Current Report dated October 19, 2006 and filed October 25, 2006.

(10) Form 8-K Current Report dated August 2, 2006 and filed October 25, 2006.

(11) Form S-1 Registration Statement filed on November 28, 2006.

(12) Form 8-K Current Report dated November 14, 2006 and filed November 20, 2006.

(13) Form 8-K Current Report dated January 3, 2007 and filed January 9, 2007.

(14) Form 8-K Current Report dated September 17, 2007 and filed September 21, 2007.

(15) Form 8-K Current Report dated July 14, 2008 and filed July 18, 2008.

(16) Form 8-K Current Report dated November 19, 2008 and filed November 25, 2008.

(17) Form 10-Q Quarterly Report for the period ended January 31, 2009 filed March 16, 2009

(18) Form 10-Q Quarterly Report for the period ended April 30, 2009 filed June 12, 2009

(19) Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.

The following footnotes are references to the following:

(#) Filed herewith.

(*) Portions of these exhibits have been redacted pursuant to a request for confidential treatment which was granted by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2009

PROFESSIONAL VETERINARY PRODUCTS, LTD.

By: /s/ Stephen J. Price
Stephen J. Price, CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Stephen J. Price Stephen J. Price	CEO (principal executive officer)	October 29, 2009
/s/ Tara Chicatelli Tara Chicatelli	Chief Financial Officer (principal financial officer)	October 29, 2009
/s/ Rhonda Lee Pierce Rhonda Lee Pierce, D.V.M.	Director	October 28, 2009
/s/ Donald R. Fogle Donald R. Fogle, D.V.M.	Director	October 26, 2009
/s/ James Alan Hoffmann James Alan Hoffmann, D.V.M.	Director	October 27, 2009
/s/ Eileen Sam Holly Morris Eileen Sam Holly Morris, D.V.M.	Director	October 27, 2009
/s/ Scott A. Shuey Scott A. Shuey, D.V.M.	Director	October 26, 2009
/s/ Charles W. Luke Charles W. Luke, D.V.M.	Director	October 26, 2009
/s/ Thomas E. Wakefield Thomas E. Wakefield, D.V.M.	Director	October 24, 2009
/s/ Vicky Wilkey Vicky Wilkey, D.V.M.	Director	October 29, 2009
/s/ Donald Janezic, Jr. A. Donald Janezic, Jr.	Director	October 27, 2009

Exhibit 11

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings
(in thousands, except per share data)

The following table sets forth the computation of basic earnings per share:

	July 31, 2005	July 31, 2006	July 31, 2007	July 31, 2008	July 31, 2009
Numerator:					
Net income	$ 2,536	$ 2,392	$ 2,384	$ 1,428	$ (4,373)
Denominator:					
Weighted average common shares outstanding	1,254	1,409	2,039	2,046	1,986
Earnings per common share	$2,022.61	$1,697.62	$1,169.27	$697.92	$(2,201.91)

Exhibit 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2009
(in thousands, except per share data)

	July 31, 2005	July 31, 2006	July 31, 2007	July 31, 2008	July 31, 2009
Earnings:					
Income before income taxes	$ 4,028	$ 3,890	$ 3,859	$ 2,230	$ 7,143
Plus interest expense	$ 1,233	$ 1,689	$ 1,936	$ 1,379	$ 1,096
Earnings available for fixed charges	$ 5,261	$ 5,579	$ 5,795	$ 3,609	$ 8,239
Interest expense	$ 1,233	$ 1,689	$ 1,936	$ 1,379	$ 1,096
Ratio of earnings to fixed charges	4.27x	3.30x	2.99x	2.62x	7.52x

EXHIBIT 31.1(A)
Certification required by Rules 13a-14(a) and 15d-14(a)

I, Stephen J. Price, certify that:

1. I have reviewed this annual report on Form 10-K of Professional Veterinary Products, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a. designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d. disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: October 29, 2009

/s/ Stephen J. Price
Stephen J. Price
President and Chief Executive Officer

EXHIBIT 31.1(B)
Certification required by Rules 13a-14(a) and 15d-14(a)

I, Tara Chicatelli, certify that:

1. I have reviewed this annual report on Form 10-K of Professional Veterinary Products, Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a. designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d. disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: October 29, 2009

/s/ Tara Chicatelli
Tara Chicatelli, Chief Financial Officer

EXHIBIT 32

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the filing of the Professional Veterinary Products, Ltd. Form 10-K (the "Report") for the year ended July 31, 2009, each of the undersigned hereby certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Professional Veterinary Products, Ltd.

Dated: October 29, 2009

/s/ Stephen J. Price
Stephen J. Price
President and Chief Executive Officer

Dated: October 29, 2009

/s/ Tara Chicatelli
Tara Chicatelli, Chief Financial Officer